UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)
THE SECURITIES EXCHANGE ACT OF 1934

Nordic American Offshore Ltd.
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

G65772207
(CUSIP Number)

Mr. Emanuele Lauro LOM Building 27 Reid Street Hamilton HM 11 Bermuda with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Scorpio Offshore Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,857,195

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,857,195

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,195

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Scorpio Offshore Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Culky Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Two Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,983,414

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,983,414

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,983,414

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Emanuele Lauro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G65772207

1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,983,414

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,983,414

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,983,414

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G65772207

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D that was filed on December 21, 2018 relates to the common stock, par value $0.10 per share (the “Common Shares”), of Nordic American Offshore Ltd., a corporation formed under the laws of Bermuda (the “Issuer”), having its principal executive offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. As of April 18, 2019, the Issuer had 18,740,671 Common Shares outstanding.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D that was filed on December 21, 2018 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);
Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings;
Scorpio Services Holding Two Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSHT”);
Culky Investments Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“Culky”);
Scorpio Offshore Holding Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“SOHI”), and a joint subsidiary of SSH, SSHT and Culky;
Scorpio Offshore Investments Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“SOI”), and a wholly-owned subsidiary of SSHT;
Emanuele Lauro (“Mr. Lauro”), the sole shareholder of Culky; and
Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings and SSHT (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings, SSH, SSHT, Culky, SOHI, SOI, and Mr. Lauro, the “Reporting Persons”).

Ms. Lolli-Ghetti and SSHT may be deemed the beneficial owners of 58.6% of the Issuer’s outstanding Common Shares; SOHI, SSH, Culky, Scorpio Holdings and Mr. Lauro may be deemed the beneficial owners of 43.4% of the Issuer’s outstanding Common Shares; and SOI may be deemed the beneficial owner of 15.2% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies. The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels. The principal business of SOI, SOHI and Culky is investing in the offshore industry. The principal business of SSHT is investing in, owning and operating (via subsidiaries) vessels, including offshore vessels.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSHT, SSH, SOHI, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSHT, SSH, SOHI, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSHT, SSH, Scorpio Tankers Inc. and other entities within the Scorpio group of companies, and Chief Operating Officer of the Issuer and Scorpio Bulkers Inc.
USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSHT, SSH and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Bulkers Inc. and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSHT, SSH, Scorpio Tankers Inc. and other entities within the Scorpio group of companies.	USA
Rosada Guglielmi	Director and Secretary of Culky, SOI and other entities within the Scorpio group of companies.	Italy

(1) The business address of the Principals, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies is 9, Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D that was filed on December 21, 2018 is hereby amended and restated in its entirety as follows:

SOI purchased 1,175,474 Common Shares for an aggregate purchase price of $5,000,000 pursuant to a share purchase agreement by and between SOI and the Issuer, dated December 7, 2018 (the "Share Purchase Agreement"). The Share Purchase Agreement also provides for certain resale registration rights under the Securities Act of 1933 for SOI in the Common Shares.

In addition, SOI, the Issuer and certain of the Issuer's shareholders have entered into an exclusivity and standstill agreement, dated December 7, 2018 (the “Exclusivity Agreement”), pursuant to which the Issuer and SOI expect to, among other things, negotiate the terms of a potential follow-on equity investment.  However, the Exclusivity Agreement does not require SOI to make an additional investment in the Issuer, nor does it require the Issuer to issue additional Common Shares to SOI.

In addition, SOI acquired 61,512 Common Shares at $3.0367 per share in a private resale transaction pursuant to a share purchase agreement, dated March 27, 2019, with a shareholder affiliated with the Issuer.

On March 29, 2019, SOI and another shareholder affiliated with the Issuer entered into a common stock purchase agreement with the Issuer, which provides the Issuer with an equity line of credit of $20 million that is exercisable at its option in exchange for Common Shares, at a price per share of 0.94 multiplied by the then-prevailing 30-day trailing VWAP (the “Equity Line of Credit”).  On April 10, 2019, in connection with the Issuer’s exercise of a portion of the Equity Line of Credit, SOI acquired 1,620,209 Common Shares at $2.7774 per share.

In April 2019, SOHI acquired an aggregate of 8,126,219 Common Shares at an assumed value of $2.7774 per share, as consideration for the sale of 11 fast crew boats and two anchor handlers, by way of the sale of the relevant vessel-owning special purpose vehicles, to wholly owned subsidiaries of the Issuer, pursuant to stock purchase agreements with the Issuer.

The 11 stock purchase agreements in respect of the fast crew boats were entered into on substantially identical terms. A form of such stock purchase agreement is attached hereto as Exhibit G. The two stock purchase agreements in respect of the anchor handlers were entered into on substantially identical terms. A form of such stock purchase agreement is attached hereto as Exhibit H.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D that was filed on December 21, 2018 is hereby amended and restated in its entirety as follows:

Certain of the Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SOI and SOHI acquired the Common Shares described in Item 3 solely for investment purposes. In connection with SOI's investment in the Issuer pursuant to the Share Purchase Agreement, the following appointments to the Issuer's senior management and Board of Directors (the "Board") were made: Mr. Emanuele Lauro was appointed Chief Executive Officer and Chairman of the Board; Mr. Robert Bugbee was appointed President and a Director on the Board; Mr. Cameron Mackey was appointed Chief Operating Officer; and Mr. Filippo Lauro was appointed Vice President.

The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including through SOI pursuant to the Exclusivity Agreement and the Equity Line of Credit, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D that was filed on December 21, 2018 is hereby amended and restated in its entirety as follows:
(a, b)
As of the date of this filing:

Ms. Lolli-Ghetti and SSHT may be deemed the beneficial owners of 10,983,414 Common Shares, representing approximately 58.6% of the Issuer’s outstanding Common Shares. Ms. Lolli-Ghetti and SSHT have the shared power to vote and dispose of these Common Shares.

SOHI, SSH, Culky, Scorpio Holdings and Mr. Lauro may be deemed the beneficial owners of 8,126,219 Common Shares, representing approximately 43.4% of the Issuer’s outstanding Common Shares. SOHI, SSH, Culky, Scorpio Holdings, Mr. Lauro, SSHT and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

SOI may be deemed the beneficial owner of 2,857,195 Common Shares, representing approximately 15.2% of the Issuer’s outstanding Common Shares. SOI, SSHT and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals (other than Mr. Lauro for whom such information is provided elsewhere herein) may not be deemed to be the beneficial owners of any Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days are set forth on Exhibit A to this Amendment No. 1 to Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 herein, there are no material changes from the Schedule 13D that was filed on December 21, 2018.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D that was filed on December 21, 2018 is hereby amended and restated in its entirety as follows:

Exhibit A – Information with respect to Transactions Effected

Exhibit B – Joint Filing Agreement

Exhibit C – Share Purchase Agreement, dated December 7, 2018 (hereby incorporated by reference from the Issuer's Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on December 18, 2018)

Exhibit D – Exclusivity Agreement, dated December 7, 2018 (hereby incorporated by reference from the Issuer’s Form 6-K, filed with the SEC on December 18, 2018)

Exhibit E – Share Purchase Agreement, dated March 27, 2019

Exhibit F – Common Stock Purchase Agreement, dated March 29, 2019 (Equity Line of Credit)

Exhibit G – Form of Common Stock Purchase Agreement (Fast Crew Boats)

Exhibit H – Form of Common Stock Purchase Agreement (Anchor Handlers)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019	SCORPIO OFFSHORE INVESTMENTS INC.*

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

SCORPIO OFFSHORE HOLDING INC.*

	By:	/s/ Emanuele Lauro
	Name:	Emanuele Lauro
	Title:	Secretary

SCORPIO SERVICES HOLDING LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO HOLDINGS LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO SERVICES HOLDING TWO LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

CULKY INVESTMENTS INC.*

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

EMANUELE LAURO*

By:	/s/ Emanuele Lauro
Name:	Emanuele Lauro

ANNALISA LOLLI-GHETTI*

By:	/s/Annalisa Lolli-Ghetti
Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED
Scorpio Offshore Investments Inc.
Date of Transaction	Number of Common Shares Purchased/(Sold)	Price of Common Shares

April 3, 2019	61,512	$3.0367

April 10, 2019	1,620,209	$2.7774

Scorpio Offshore Holding Inc.
Date of Transaction	Number of Common Shares Purchased/(Sold)	Price of Common Shares

April 8, 2019	6,826,208	$2.7774

April 10, 2019	1,300,011	$2.7774

EXHIBIT B
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Amendment No. 1 to Schedule 13D, including any amendment thereto, relating to the common shares, par value $0.10 per share, of Nordic American Offshore Ltd.

Date: April 18, 2019	SCORPIO OFFSHORE INVESTMENTS INC.

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

SCORPIO OFFSHORE HOLDING INC.

	By:	/s/ Emanuele Lauro
	Name:	Emanuele Lauro
	Title:	Secretary

SCORPIO SERVICES HOLDING LIMITED

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO HOLDINGS LIMITED

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO SERVICES HOLDING TWO LIMITED

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

CULKY INVESTMENTS INC.

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

EMANUELE LAURO

By:	/s/ Emanuele Lauro
Name:	Emanuele Lauro

ANNALISA LOLLI-GHETTI

By:	/s/Annalisa Lolli-Ghetti
Name:	Annalisa Lolli-Ghetti

Exhibit E

Execution Version

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated as of March 27, 2019, by and between Mackenzie Financial Corporation, a corporation organized and existing under the laws of Ontario, for and on behalf of the funds and accounts set out on Schedule A (the “Seller”), and Scorpio Offshore Investments Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Buyer”).

WHEREAS, the Seller has heretofore acquired 1,166,879 common shares, par value $0.10, of Nordic American Offshore Ltd. (the “Company”); and

WHEREAS, the Seller desires to sell 61,512 of its shares in the Company (the “Shares”) to the Buyer, and the Buyer desires to purchase the Shares from the Seller, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
PURCHASE AND SALE OF THE SHARES
1.1     Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, the Seller shall transfer, assign, set over and deliver to the Buyer, and the Buyer shall purchase from the Seller, all of the Seller’s right, title and interest in and to the Shares.
1.2     Purchase Price.  The purchase price for the Shares shall be an aggregate amount equal to $186,793.50 (the “Purchase Price”).
1.3     Closing Payments and Delivery of the Shares.  Simultaneously with the execution of this Agreement by both parties, the Buyer shall deliver to the Seller an amount equal to the Purchase Price in immediately available U.S. funds against the delivery of the Shares by the Seller to the account of the Buyer.
ARTICLE 2
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SELLER
The Seller hereby represents and warrants to, and agrees with, the Buyer, as of the date hereof, as follows:
2.1     Capacity; Authority; Validity.  The Seller has all necessary capacity, power and authority to enter into this Agreement and to perform all of the obligations to be performed by the Seller hereunder; this Agreement and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary actions of the Seller; this Agreement has been duly executed and delivered by the Seller; and assuming the due execution and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.
2.2     Title to the Shares.  The Seller is the sole owner of, and has good, valid and marketable title to, the Shares, free and clear of any lien, pledge, claim, security interest, encumbrance or charge of any kind (together, “Lien”). Other than as contemplated by this Agreement, the Seller shall not sell, assign, or otherwise transfer all or any portion of its right, title and interest in and to the Shares, or create, incur, assume or permit to exist any Lien on the Shares.
2.3     No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by the Seller, nor the consummation of the transactions contemplated hereby by the Seller, will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to the Seller or create any Lien over the Shares.
ARTICLE 3
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE BUYER
The Buyer hereby represents and warrants to, and agrees with, the Seller, as of the date hereof, as follows:
3.1     Capacity; Authority; Validity.  The Buyer has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Buyer hereunder; this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary actions of the Buyer; this Agreement has been duly executed and delivered by the Buyer; and assuming the due execution and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.
3.2     Neither the Securities and Exchange Commission nor any state securities commission has approved the transfer of the Shares or passed upon or endorsed the merits of the transfer.
3.3     The Buyer acknowledges and agrees that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”), and has knowledge, sophistication and experience in financial and business matters such that it is capable of evaluating the merits and risks of an investment in the Shares and is able to bear the economic risk of such investment indefinitely.
ARTICLE 4
MISCELLANEOUS
4.1     Notices.  All communications hereunder shall be in writing and shall be mailed, hand delivered, telecopied or emailed and confirmed to the parties hereto at the addresses listed below, or to such other addresses as either party may designate from time to time to the other party by written notice thereof:
If to the Seller:

Mackenzie Financial Corporation 180 Queen St W, Toronto ON, M5V 3K1 Canada Attn: VP Legal E-mail: nick.westlind@mackenzieinvestments.com

If to the Buyer:
Scorpio Offshore Investments Inc. 9, Boulevard Charles III MC 98000, Monaco Attn: Legal Department/General Counsel Fax: 377 9798 8346 E-mail: legal@scorpiogroup.net

With a copy (which shall not constitute notice) to:

Rosada Guglielmi Email: RGuglielmi@scorpiogroup.net

4.2     Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.
4.3     Amendments and Waivers. This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.
4.4     Captions; Counterparts; Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may by executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.
4.5      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.

[Remainder of page intentionally left blank—signature page follows]

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be duly executed as of the date first above written.

MACKENZIE FINANCIAL CORPORATION, for and on behalf of the funds and accounts set out on Schedule A

By:	/s/ Jonathan Norwood
Name: Jonathan Norwood
Title: SVP, Investment Management

By:	/s/ Richard Wong
Name: Richard Wong
Title: SVP, Investment Management
SCORPIO OFFSHORE INVESTMENTS INC.

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director and Secretary

Exhibit F

Execution Version

COMMON STOCK PURCHASE AGREEMENT
DATED AS OF MARCH 29, 2019
BY AND AMONG
NORDIC AMERICAN OFFSHORE LTD.

MACKENZIE FINANCIAL CORPORATION
(for and on behalf of the funds and accounts set out on Schedule A)

AND
SCORPIO OFFSHORE INVESTMENTS INC.

ii

Annex A:	Definitions

Schedule A:	List of Mackenzie Funds

Exhibit A:	Form of Fixed Request Notice
Exhibit B:	Form of Purchaser Confirmation Notice

Disclosure Schedule

iii

COMMON STOCK PURCHASE AGREEMENT
This COMMON STOCK PURCHASE AGREEMENT, is made and entered into as of the 29th day of March, 2019 (this “Agreement”), by and among Scorpio Offshore Investments Inc. (“Scorpio Offshore”), a company organized and existing under the laws of the Republic of the Marshall Islands, Mackenzie Financial Corporation, a corporation organized and existing under the laws of Ontario, for and on behalf of the funds and accounts set out on Schedule A (the “Mackenzie Funds”, and each of Scorpio Offshore and the Mackenzie Funds, an “Investor”, and together, the “Investors”) and Nordic American Offshore Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”). The Investors and the Company together shall be referred to as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in Annex A hereto.
RECITALS
WHEREAS, the Parties desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company may issue and sell to the Investors, and the Investors shall thereupon purchase from the Company, up to $20,000,000 worth of newly issued shares of the Company’s common stock, par value $0.10 per share (“Common Stock”);
WHEREAS, the Parties acknowledge and agree that the Mackenzie Funds are prohibited from beneficially owning, as such term is defined in the Securities Exchange Act of 1934, as amended, more than 19.50% of the Company’s issued and outstanding Common Stock (the “Ownership Limitation”) and nothing herein shall be deemed an obligation to the Mackenzie Funds to acquire any shares of Common Stock in excess of such Ownership Limitation; and
WHEREAS, the offer and sale of the Shares hereunder have not been registered by the Company under a registration statement with the Securities and Exchange Commission (the “Commission”) under the Securities Act and the Company intends to register the Shares with the Commission on a resale registration statement as soon as practicable after the date of this Agreement.
NOW, THEREFORE, the Parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF COMMON STOCK
Section 1.1     Purchase and Sale of Stock
Upon the terms and subject to the conditions and limitations of this Agreement, during the Investment Period, the Company, in its discretion, may issue and sell to the Investors up to an aggregate of $20,000,000 (the “Total Commitment”) worth of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock (the “Aggregate Limit”) by the delivery to the Investors of separate Fixed Request Notices as provided in Article II hereof.  The aggregate of all Fixed Request Amounts shall not exceed the Aggregate Limit.
Section 1.2     Effective Date; Settlement Dates

This Agreement shall become effective and binding upon the delivery of counterpart signature pages of this Agreement executed by each of the Parties hereto (the “Effective Date”).  In consideration of and in express reliance upon the representations, warranties and covenants, and otherwise upon the terms and subject to the conditions, of this Agreement, from and after the Effective Date and during the Investment Period the Company shall issue and sell to the Investors, and the Investors agree to purchase from the Company, the Shares in respect of each Fixed Request.  The issuance and sale of Shares to the Investors pursuant to any Fixed Request shall occur on the applicable Settlement Date in accordance with Sections 2.7 and 2.9, provided in each case that all of the conditions precedent thereto set forth in Article VII theretofore shall have been fulfilled or (to the extent permitted by applicable law) waived.
Section 1.3     Reservation of Common Stock
The Company has or will have duly authorized and reserved for issuance, and covenants to continue to so reserve once reserved for issuance, free of all preemptive and other similar rights, at all times during the Investment Period, the requisite aggregate number of authorized but unissued shares of its Common Stock to timely effect the issuance, sale and delivery in full to the Investors of all Shares to be issued in respect of all Fixed Requests under this Agreement, in any case prior to the issuance to the Investors of such Shares.
ARTICLE II
FIXED REQUEST TERMS
Subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in this Agreement, the Parties agree (unless otherwise mutually agreed upon by the Parties in writing) as follows:
Section 2.1     Fixed Request Notice
(a)      The Company may, from time to time in its sole discretion, no later than 9:30 a.m. (New York time) on a Trading Day, provide to the Investors a Fixed Request Notice (such date, the “Trade Date”), substantially in the form attached hereto as Exhibit A (the “Fixed Request Notice”), which Fixed Request Notice shall become effective at 9:30 a.m. (New York time) on such Trade Date; provided, however, that if the Company delivers the Fixed Request Notice to the Investors later than 9:30 a.m. (New York time) on any Trading Day, then the Trade Date shall be the next Trading Day after receipt of such Fixed Request Notice (unless a subsequent Trade Date is specified therein).  The Company shall provide the Investors with at least three business days’ prior notice of its intent to deliver a Fixed Request Notice to the Investors.  The Fixed Request Notice shall specify the Fixed Amount Requested (which shall not exceed the Maximum Fixed Amount Requested), establish the Floor Price for such Fixed Request, and designate the applicable Trade Date.
(b)      The Fixed Amount Requested in each Fixed Request Notice delivered to the Investors shall be deemed to be allocated equally between each Investor and, subject to the terms and conditions of this Agreement, each Investor shall be obligated to accept each Fixed Request Notice prepared and delivered in accordance with the provisions of this Agreement and to purchase its allocated portion of the Fixed Amount Requested set forth therein, provided, however, that nothing herein shall obligate the Mackenzie Funds to purchase from the Company any shares of Common Stock to the extent that, after giving effect to such purchase, the aggregate number of shares of Common Stock of the Company beneficially owned by the Mackenzie Funds immediately after giving effect to such purchase would exceed 19.50 percent of the Company’s then issued and outstanding Common Stock.   To the extent that the number of shares of Common Stock that the Mackenzie Funds is obligated to purchase pursuant to any Fixed Request Notice is reduced as a result of this Section 2.1(b) (the amount of such reduction the “Ownership Limitation Cutback”), then the number of shares of Common Stock that Scorpio Offshore shall be obligated to purchase pursuant to such Fixed Request Notice shall be automatically increased by such Ownership Limitation Cutback.   For the avoidance of doubt, nothing in this Section 2.1(b) shall be deemed to limit the Mackenzie Funds’ obligation to purchase any shares of Common Stock pursuant to a Fixed Request Notice, including a portion of such Fixed Amount Requested, to the extent that such purchase would not exceed the Ownership Limitation.  The application of any Ownership Limitation Cutback shall be calculated in connection with each Fixed Request Notice delivered.
Section 2.2     Discount Price
The applicable discount price (the “Discount Price”) in respect of any Fixed Request shall be equal to the product of (i) 0.94 and (ii) the trailing 30-day Volume Weighted Average Price (the “30-Day VWAP”) of the Company’s Common Stock as of the day on which the Common Stock is traded on the Trading Market prior to the Trade Date, provided that such 30-Day VWAP equals or exceeds the applicable Floor Price; provided, however, that if the 30-Day VWAP does not equal or exceed the applicable Floor Price on the Trade Date, then the Investors shall not be obligated to purchase any Shares in respect of the applicable Fixed Request. Anything to the contrary in this Agreement notwithstanding, unless otherwise mutually agreed upon by the Investors and the Company, at no time shall the Investors be required to purchase more than the Maximum Fixed Amount Requested in respect of any Fixed Request.
Section 2.3     Share Calculation
With respect to each Trade Date on which the 30-Day VWAP equals or exceeds the Floor Price, the number of Shares to be issued by the Company to the Investors pursuant to a Fixed Request shall equal the quotient of the total Fixed Amount Requested divided by the Discount Price determined in accordance with Section 2.2 (rounded to the nearest whole Share).
Section 2.4     Limitation of Fixed Requests
Not less than seven business days shall elapse between each Trade Date during the Investment Period.  Each Fixed Request automatically shall expire immediately following the Trade Date.
Section 2.5     Reduction of Commitment
On the Settlement Date with respect to each Trade Date, the Investors’ Total Commitment under this Agreement automatically (and without the need for any amendment to this Agreement) shall be reduced, on a dollar-for-dollar basis, by the total amount of the Fixed Request Amount for such Trade Date paid to the Company at such Settlement Date.

Section 2.6     Below Floor Price
If the 30-Day VWAP for any Trade Date is lower than the applicable Floor Price, then no Shares shall be purchased or sold with respect to such Trade Date.  If trading in the Common Stock on the NYSE (or any other Trading Market on which the Common Stock is then listed or quoted) is suspended for any reason for more than three hours on any Trade Date, then the Investors may, at their option, deem the 30-Day VWAP of the Common Stock to be lower than the Floor Price as of such Trade Date, and shall not be obligated to purchase any Shares with respect to such Trade Date.
Section 2.7     Purchaser Confirmation; Settlement
The Investors shall deliver to the Company, via facsimile transmission or e-mail in accordance with Section 10.4, not later than 8:00 p.m. (New York time) on each Trade Date on which the 30-Day VWAP was equal to or greater than the Floor Price, a Purchaser Confirmation Notice, substantially in the form attached hereto as Exhibit B (the “Purchaser Confirmation Notice”), which shall specify (i) the total Fixed Amount Requested to be purchased by the Investors on the applicable Settlement Date, (ii) the total number of Shares, if any, to be purchased by each Investor in respect of the applicable Fixed Request, (iii) the 30-Day VWAP with respect to the applicable Trade Date and (iv) the applicable price per Share at which Shares are to be purchased by the Investors in respect of the applicable Fixed Request. The payment for, against subsequent delivery of, Shares in respect of each Fixed Request shall be settled on the second Trading Day next following the Trade Date, or on such earlier date as the Parties may mutually agree (the “Settlement Date”).  On each Settlement Date, the Company shall, or shall cause its transfer agent to, transfer the Shares purchased by each Investor to such Investor against prior payment to the Company’s designated account by wire transfer of immediately available funds. As set forth in Section 10.1(ii), a failure by the Company to deliver such Shares to the Investors or its designee(s) shall result in the payment of partial damages by the Company to the Investors.
Section 2.8     Reserved.
Section 2.9     Blackout Periods
Notwithstanding any other provision of this Agreement, the Company shall not deliver any Fixed Request Notice or otherwise offer or sell Shares to the Investors, and the Investors shall not be obligated to purchase any Shares pursuant to this Agreement, (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information, or (ii) except as expressly provided in this Section 2.9, at any time from and including the date (each, an “Announcement Date”) on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (each, an “Earnings Announcement”) through and including the time that is one full Trading Day after the time that the Company files (a “Filing Time”) a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE MACKENZIE FUNDS

The Mackenzie Funds hereby make the following representations and warranties to the Company:
Section 3.1     Organization and Standing of the Mackenzie Funds
The Mackenzie Funds are duly organized and validly existing under the laws of the Province of Manitoba.
Section 3.2     Authorization and Power
The Mackenzie Funds have the requisite corporate power and authority to enter into and perform their obligations under this Agreement and to purchase the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Mackenzie Funds and the consummation by them of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Mackenzie Funds, or its manager, Mackenzie Financial Corporation is required. This Agreement has been duly executed and delivered by the Mackenzie Funds.  This Agreement constitutes a valid and binding obligation of the Mackenzie Funds enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.
Section 3.3     No Conflicts
The execution, delivery and performance by the Mackenzie Funds of this Agreement and the consummation by the Mackenzie Funds of the transactions contemplated herein do not and shall not (i) result in a violation of the Mackenzie Funds’ respective charter documents, bylaws or other applicable organizational instruments, (ii) conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Mackenzie Funds are a party or are bound, (iii) create or impose any lien, charge or encumbrance on any property of the Mackenzie Funds under any agreement or any commitment to which the Mackenzie Funds are a party or under which they are bound or under which any of their properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Mackenzie Funds or by which any of their properties or assets are bound or affected, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Mackenzie Funds to enter into and perform their obligations under this Agreement in any material respect.  The Mackenzie Funds are not required under federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for them to execute, deliver or perform any of their obligations under this Agreement or to purchase the Shares in accordance with the terms hereof.

Section 3.4     Information
All materials relating to the business, financial condition, management and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Mackenzie Funds have been furnished or otherwise made available to the Mackenzie Funds or their advisors (subject to Section 6.6 of this Agreement).  The Mackenzie Funds and their advisors have been afforded the opportunity to ask questions of representatives of the Company.  The Mackenzie Funds have sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to their acquisition of the Securities.  The Mackenzie Funds understand that they (and not the Company) shall be responsible for their own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.  The Mackenzie Funds are aware of all of their obligations under U.S. federal and applicable state securities laws and all rules and regulations promulgated thereunder in connection with this Agreement and the transactions contemplated hereby and the purchase and sale of the Securities.
Section 3.5     No Registration; Legend
The Mackenzie Funds understand and acknowledge that the Shares sold pursuant to this Agreement will not be registered under the Securities Act and, therefore, the Shares will be characterized as “restricted securities” under the Securities Act and such laws and may not be sold unless the Shares are subsequently registered under the Securities Act and qualified under state law or unless an exemption from such registration and such qualification is available. Further, a legend will be placed on any certificate or book entry notations evidencing the Shares stating that such Shares have not been registered under the Securities Act and that such Shares are subject to restrictions on transferability and sale substantially in the following form:
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS AND ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE PURCHASE AGREEMENT, DATED MARCH 29, 2019 BY AND AMONG THE COMPANY AND THE INVESTORS NAMED THEREIN. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT.”
Section 3.6     Purchase for Investment
The Mackenzie Funds (1) are acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (2) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements or exemption provisions of the Shares Act and any other applicable securities laws, (3) have such knowledge and experience in financial and business matters and in investments of this type that they are capable of evaluating the merits and risks of their investment in the Shares and of making an informed investment decision, and (4) are an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SCORPIO OFFSHORE
Scorpio Offshore hereby makes the following representations and warranties to the Company:
Section 4.1     Organization and Standing of Scorpio Offshore
Scorpio Offshore is duly organized and validly existing under the laws of the Republic of the Marshall Islands.
Section 4.2     Authorization and Power
Scorpio Offshore has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to purchase the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by Scorpio Offshore and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of Scorpio Offshore, its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered by Scorpio Offshore.  This Agreement constitutes a valid and binding obligation of Scorpio Offshore enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.
Section 4.3     No Conflicts
The execution, delivery and performance by  Scorpio Offshore of this Agreement and the consummation by Scorpio Offshore of the transactions contemplated herein do not and shall not (i) result in a violation of Scorpio Offshore’s charter documents, bylaws or other applicable organizational instruments, (ii) conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which Scorpio Offshore is a party or is bound, (iii) create or impose any lien, charge or encumbrance on any property of Scorpio Offshore under any agreement or any commitment to which Scorpio Offshore is party or under which it is bound or under which any of its properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to Scorpio Offshore or by which any of its properties or assets are bound or affected, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of Scorpio Offshore to enter into and perform its obligations under this Agreement in any material respect.  Scorpio Offshore is not required under federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof.
Section 4.4     Information
All materials relating to the business, financial condition, management and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by Scorpio Offshore have been furnished or otherwise made available to Scorpio Offshore or its advisors (subject to Section 6.6 of this Agreement).  Scorpio Offshore and its advisors have been afforded the opportunity to ask questions of representatives of the Company.  Scorpio Offshore has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.  Scorpio Offshore understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.  Scorpio Offshore is aware of all of its obligations under U.S. federal and applicable state securities laws and all rules and regulations promulgated thereunder in connection with this Agreement and the transactions contemplated hereby and the purchase and sale of the Securities.
Section 4.5     No Registration; Legend
Scorpio Offshore understands and acknowledges that the Shares sold pursuant to this Agreement will not be registered under the Securities Act and, therefore, the Shares will be characterized as “restricted securities” under the Securities Act and such laws and may not be sold unless the Shares are subsequently registered under the Securities Act and qualified under state law or unless an exemption from such registration and such qualification is available. Further, a legend will be placed on any certificate or book entry notations evidencing the Shares stating that such Shares have not been registered under the Securities Act and that such Shares are subject to restrictions on transferability and sale substantially in the following form:
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS AND ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE PURCHASE AGREEMENT, DATED MARCH 29, 2019 BY AND AMONG THE COMPANY AND THE INVESTORS NAMED THEREIN. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT.”
Section 4.6     Purchase for Investment

Scorpio Offshore (1) is acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (2) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements or exemption provisions of the Shares Act and any other applicable securities laws, (3) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Shares and of making an informed investment decision, and (4) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Commission Documents or the disclosure schedule delivered by the Company to the Investors (which is hereby incorporated by reference in, and constitutes an integral part of, this Agreement) (the “Disclosure Schedule”), the Company hereby makes the following representations and warranties to each Investor:
Section 5.1     Organization, Good Standing and Power
The Company is a corporation duly organized, validly existing and in good standing under the laws of Bermuda and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.  The Company and each Subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except to the extent that the failure to be so qualified would not have a Material Adverse Effect.
Section 5.2     Authorization, Enforcement
The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and sell the Securities in accordance with the terms hereof.  Except for approvals of the Company’s Board of Directors or a committee thereof as may be required in connection with any issuance and sale of the Shares to the Investors hereunder (which approvals shall be obtained prior to the delivery of any Fixed Request Notice), the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.
Section 5.3     Capitalization
The authorized capital stock of the Company and the shares thereof issued and outstanding were as set forth in the Commission Documents as of the dates reflected therein.  All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. No shares of Common Stock are entitled to preemptive rights and there are no outstanding debt securities and no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of capital stock of the Company other than those issued or granted in the ordinary course of business pursuant to the Company’s equity incentive and/or compensatory plans or arrangements.  Except for customary transfer restrictions contained in agreements entered into by the Company to sell restricted securities, the Company is not a party to, and it has no Knowledge of, any agreement restricting the voting or transfer of any outstanding shares of the capital stock of the Company.  The offer and sale of all capital stock, convertible or exchangeable securities, rights, warrants or options of the Company issued prior to the Effective Date complied, in all material respects, with all applicable federal and state securities laws, and no stockholder has any right of rescission or damages or any “put” or similar right with respect thereto that would have a Material Adverse Effect.  The Company has made available via the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) true and correct copies of the Company’s Memorandum of Continuance as in effect on the Effective Date (the “Charter”), and the Company’s Bylaws as in effect on the Effective Date (the “Bylaws”).
Section 5.4     Issuance of Securities
The Shares to be issued under this Agreement have been or will be (prior to the delivery of any Fixed Request Notice to the Investors hereunder), duly authorized by all necessary corporate action on the part of the Company.  The Shares, when paid for in accordance with the terms of this Agreement, shall be validly issued and outstanding, fully paid and nonassessable and free from all liens, charges, taxes, security interests, encumbrances, rights of first refusal, preemptive or similar rights and other encumbrances with respect to the issue thereof.
Section 5.5     No Conflicts
The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and shall not (i) result in a violation of any provision of the Company’s Charter or Bylaws, (ii) other than any conflicts, defaults or rights that have been waived, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Significant Subsidiaries is a party or is bound, (iii) create or impose a lien, charge or encumbrance on any property or assets of the Company or any of its Significant Subsidiaries under any agreement or any commitment to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries is bound or to which any of their respective properties or assets is subject, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected (including federal and state securities laws and regulations and the rules and regulations of the Trading Market), except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations, liens, charges, encumbrances and violations as would not, individually or in the aggregate, have a Material Adverse Effect.  The Company is not required under any applicable federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or to issue and sell the Securities to the Investors in accordance with the terms hereof (other than any filings which may be required to be made by the Company with the Commission, the Financial Industry Regulatory Authority (“FINRA”) or the Trading Market subsequent to the Effective Date).
Section 5.6     Commission Documents, Financial Statements
 (a)      The Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all Commission Documents.  The Company has made available via EDGAR true and complete copies of the Commission Documents filed with or furnished to the Commission prior to the Effective Date (including, without limitation, the 2017 Form 20-F). No Subsidiary of the Company is required to file or furnish any report, schedule, registration, form, statement, information or other document with the Commission.  The Company has not provided to the Investors any information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.  The financial statements, together with the related notes and schedules, of the Company included in the Commission Documents comply as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the Commission.  Such financial statements, together with the related notes and schedules, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial condition of the Company and its consolidated Subsidiaries as of the dates indicated and the results of operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments).
(b)      The Company has timely filed with the Commission and made available via EDGAR all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002 (“SOXA”)) with respect to all relevant Commission Documents.  The Company is in compliance in all material respects with the provisions of SOXA applicable to it as of the date hereof.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the timely and accurate preparation of the Company’s Commission filings and other public disclosure documents.  As used in this Section 5.6(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the Commission.

(c)      KPMG AS, are, with respect to the Company, independent public accountants as required by the Securities Act and is an independent registered public accounting firm within the meaning of SOXA as required by the rules of the Public Company Accounting Oversight Board. KPMG AS has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).
Section 5.7     Subsidiaries
Schedule 5.7 to this Agreement sets forth each Subsidiary of the Company as of the Effective Date, showing its jurisdiction of incorporation or organization, and the Company does not have any other Subsidiaries as of the Effective Date.
Section 5.8     No Material Adverse Effect
Since December 31, 2017, the Company has not experienced or suffered any Material Adverse Effect, and, except as disclosed in the Commission Documents, there exists no current state of facts, condition or event which would have a Material Adverse Effect.
Section 5.9     No Undisclosed Liabilities
Neither the Company nor any of its Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet of the Company or any Subsidiary (including the notes thereto) in conformity with GAAP and are not disclosed in the Commission Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries respective businesses since December 31, 2017 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.
Section 5.10     No Undisclosed Events or Circumstances
No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company at or before the Effective Date but which has not been so publicly announced or disclosed, except for events or circumstances which, individually or in the aggregate, do not or would not have a Material Adverse Effect.
Section 5.11     Indebtedness
The 2017 Form 20-F sets forth, as of December 31, 2017, all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments through such date. For the purposes of this Agreement, “Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements, indemnities and other contingent obligations in respect of Indebtedness of others in excess of $100,000, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and

(c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP.  There is no existing or continuing default or event of default in respect of any Indebtedness of the Company or any of its Subsidiaries, except as disclosed in the Commission Documents.
Section 5.12     Title To Assets
 Each of the Company and its Subsidiaries has good and valid title to, or has valid rights to lease or otherwise use, all of their respective real and personal property reflected in the Commission Documents, free of mortgages, pledges, charges, liens, security interests or other encumbrances, except for those indicated in the Commission Documents or that would not have a Material Adverse Effect.  All real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.
Section 5.13     Actions Pending
There is no action, suit, claim, investigation or proceeding pending, or to the Knowledge of the Company threatened, against the Company or any Subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto.  Except as disclosed in the Commission Documents, there is no action, suit, claim, investigation or proceeding pending, or to the Knowledge of the Company threatened, against or involving the Company, any Subsidiary or any of their respective properties or assets, or involving any officers or directors of the Company or any of its Subsidiaries, including, without limitation, any securities class action lawsuit or stockholder derivative lawsuit related to the Company, in each case which, if determined adversely to the Company, its Subsidiary or any officer or director of the Company or its Subsidiaries, would have a Material Adverse Effect.  Except as set forth in the Commission Documents, no judgment, order, writ, injunction or decree or award has been issued by or, to the Knowledge of the Company, requested of any court, arbitrator or governmental agency which would be reasonably expected to result in a Material Adverse Effect.
Section 5.14     Compliance With Law
The business of the Company and the Subsidiaries has been and is presently being conducted in compliance with all applicable federal, state, local and foreign governmental laws, rules, regulations and ordinances, except for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company satisfies, as of the Effective Date, all requirements for the continued listing or quotation of its Common Stock on the Trading Market, and the Company is not, as of the Effective Date, in material violation of any of the rules, regulations or requirements of the Trading Market and has no Knowledge of any facts or circumstances that could reasonably be expected to lead to delisting or suspension of the Common Stock by the Trading Market in the foreseeable future.
Section 5.15     Operation of Business
(a)      The Company or one or more of its Subsidiaries possesses such permits, licenses, approvals, consents and other authorizations (including licenses, accreditation and other similar documentation or approvals of any local health departments) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by it (collectively, “Governmental Licenses”), except where the failure to possess such Governmental Licenses, individually or in the aggregate, would not have a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply, individually or in the aggregate, would not have a Material Adverse Effect.  All of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect, individually or in the aggregate, would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, if the subject of any unfavorable decision, ruling or finding, individually or in the aggregate, would have a Material Adverse Effect.  This Section 5.15 does not relate to environmental matters, such items being the subject of Section 5.16.
(b)      The Company or one or more of its Subsidiaries owns or possesses adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names, trade dress, logos, copyrights and other intellectual property, including, without limitation, all of the intellectual property described in the Commission Documents as being owned or licensed by the Company (collectively, “Intellectual Property”), necessary to carry on the business now operated by it, except where the failure to possess such Intellectual Property, individually or in the aggregate, would not have a Material Adverse Effect.  There are no actions, suits or judicial proceedings pending, or to the Company’s Knowledge threatened, relating to patents or proprietary information to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is subject, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which could render any Intellectual Property invalid or inadequate to protect the interest of the Company and its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would have a Material Adverse Effect.
Section 5.16     Environmental Compliance
Except as disclosed in the Commission Documents, the Company and each of its Subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other Person, that are required under any Environmental Laws, except for any approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations the failure of which to obtain does not or would not have a Material Adverse Effect.  “Environmental Laws” shall mean all applicable laws relating to the protection of the environment, including all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature.  Except for such instances as would not, individually or in the aggregate, have a Material Adverse Effect, to the Company’s Knowledge, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its Subsidiaries that violate or would reasonably be expected to violate any Environmental Law after the Effective Date or that would reasonably be expected to give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including without limitation underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.
Section 5.17     Material Agreements
Neither the Company nor any Subsidiary of the Company is a party to any written or oral contract, instrument, agreement commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission as an exhibit to an annual report on Form 20-F (collectively, “Material Agreements”) and which has not been or will not be so filed as an exhibit to an annual report on Form 20-F.  Except as disclosed in the Commission Documents, the Company and each of its Subsidiaries have performed in all material respects all the obligations required to be performed by them under the Material Agreements, have received no notice of default or an event of default by the Company or any of its Subsidiaries thereunder and are not aware of any basis for the assertion thereof, and neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other contracting party thereto are in default under any Material Agreement now in effect, except in each case, the result of which would not have a Material Adverse Effect.  Except as disclosed in the Commission Documents, each of the Material Agreements is in full force and effect, and constitutes a legal, valid and binding obligation enforceable in accordance with its terms against the Company and/or any of its Subsidiaries and, to the Knowledge of the Company, each other contracting party thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.
Section 5.18     Transactions With Affiliates
Except as disclosed in the Commission Documents or in Schedule 5.18, there are no loans, leases, agreements, contracts, royalty agreements, management contracts, service arrangements or other continuing transactions exceeding $120,000 between (a) the Company or any Subsidiary, on the one hand, and (b) any Person who would be covered by Item 404(a) of Regulation S-K, on the other hand.  Except as disclosed in the Commission Documents, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor of or debtor to, any beneficial owner of more than 5% of the outstanding shares of Common Stock, or any director, employee or Affiliate of the Company or any of its Subsidiaries, other than (i) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries or (ii) as part of the normal and customary terms of such Persons’ employment or service as a director with the Company or any of its Subsidiaries.
Section 5.19     Employees
Neither the Company nor any Subsidiary of the Company has any collective bargaining arrangements or agreements covering any of its employees.  No officer, consultant or key employee of the Company or any Subsidiary whose termination, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, has terminated or, to the Knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any Subsidiary.
Section 5.20     Use of Proceeds
The proceeds from the sale of the Shares shall be used by the Company and its Subsidiaries for working capital and general corporate purposes.
Section 5.21     Investment Company Act Status
The Company is not, and as a result of the consummation of the transactions contemplated by this Agreement and the application of the proceeds from the sale of the Shares as set forth herein, shall not be, an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.
Section 5.22     Taxes
The Company (i) has filed all federal, state and foreign income and franchise tax returns or has duly requested extensions thereof, except for those the failure of which to file would not have a Material Adverse Effect, (ii) has paid all federal, state, local and foreign taxes due and payable for which it is liable, except to the extent that any such taxes are being contested in good faith and by appropriate proceedings, except for such taxes the failure of which to pay would not have a Material Adverse Effect, and (iii) does not have any tax deficiency or claims outstanding or assessed or, to the Company’s Knowledge, proposed against it which would have a Material Adverse Effect.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the Company has no Knowledge of any basis for any such claim.  Based on its current activities, the Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

Section 5.23     Insurance
The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.
Section 5.24     Listing and Maintenance Requirements; DTC Eligibility
The Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed in the Commission Documents, the Company has not, in the 12 months preceding the Effective Date, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance in any material respect with the listing or maintenance requirements of such Trading Market.  As of the Effective Date, the Company is in compliance with all such listing and maintenance requirements.  The Common Stock may be issued and transferred electronically to third parties via DTC through its Deposit/Withdrawal at Custodian (DWAC) system. The Company has not received notice from DTC to the effect that a suspension of electronic trading or settlement services by DTC with respect to the Common Stock is being imposed or is contemplated.
Section 5.25     Foreign Corrupt Practices Act
None of the Company, any Subsidiary or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.  The Company and the Subsidiaries have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
Section 5.26     Money Laundering Laws
The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency

(collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.
Section 5.27     OFAC
None of the Company, any Subsidiary or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or Person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.
Section 5.28     Manipulation of Price
Neither the Company nor any of its officers, directors or Affiliates has, and, to the Knowledge of the Company, no Person acting on their behalf has, (i) taken, directly or indirectly, any action designed or intended to cause or to result in the stabilization or manipulation of the price of any security of the Company, or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities, or (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities.
Section 5.29     Acknowledgement Regarding Investor’s Acquisition of Securities
The Company acknowledges and agrees that the Investors are acting solely in the capacity of arm’s length purchasers with respect to this Agreement and the transactions contemplated hereby.  The Company further acknowledges that the Investors is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the transactions contemplated hereby, and any advice given by the Investors or any of their representatives or agents in connection with this Agreement or the transactions contemplated hereby is merely incidental to the Investors’ acquisition of the Securities.  The Company further represents to the Investors that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.  The Company acknowledges and agrees that the Investor has not made and does not make any representations or warranties with respect to the transactions contemplated by this Agreement other than those specifically set forth in Article III of this Agreement.
Section 5.30     Foreign Private Issuer.
The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act.

ARTICLE VI
COVENANTS
The Company covenants with each Investor, and each Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Investment Period:
Section 6.1     Securities Compliance
(i)      The Company shall notify the Trading Market, as required, in accordance with its rules and regulations, of the transactions contemplated by this Agreement, and shall take all necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals for the legal and valid issuance of the Securities to the Investors in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, the Company shall take all reasonably necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals in order to (i) qualify the Securities for offering and sale to the Investors, or to obtain an exemption for the Securities to be offered and sold to the Investors and (ii) qualify the Securities for offer and resale by the Investors or to obtain an exemption for the Securities to be offered and resold by the Investor, in each case under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Investors may reasonably designate, and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement).
Section 6.2     Registration and Listing
The Company shall take all action necessary to cause the Common Stock to continue to be registered as a class of securities under Sections 12(b) of the Exchange Act, shall comply in all material respects with its reporting and filing obligations under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein.  Without limiting the generality of the foregoing, the Company shall file all reports, schedules, registrations, forms, statements, information and other documents required to be filed by the Company with the Commission pursuant to the Exchange Act, including all material required to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in each case within the time periods required by the Exchange Act (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act).  The Company shall use its reasonable best efforts to continue the listing and trading of its Common Stock on the Trading Market, and shall comply with the Company’s reporting, filing and other obligations under the bylaws, listed securities maintenance standards and other rules and regulations of FINRA and the Trading Market.  The Company shall not take any action which could reasonably be expected to result in the delisting or suspension of the Common Stock on the Trading Market.
Section 6.3     Compliance with Laws.
(i)      The Company shall comply, and cause each Subsidiary to comply, (a) with all laws, rules, regulations, permits and orders applicable to the business and operations of the Company and its Subsidiaries, except as would not have a Material Adverse Effect and (b) with all applicable provisions of the Securities Act, the Exchange Act, the rules and regulations of the FINRA and the listing standards of the Trading Market.  Without limiting the foregoing: (A) neither the Company nor any of its officers or directors (1) will take, directly or indirectly, any action designed or intended to cause or to result in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities, or (2) sell, bid for, purchase, or pay any compensation for soliciting purchases of, any of the Securities, other than, in the case of clause (2), compensation paid to Clarkson Platou Securities AS and/or its affiliates (“Clarkson Platou”) in connection with this Agreement; and (B) neither the Company, nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf shall, in connection with the operation of the Company’s and its Subsidiaries’ respective businesses, (a) use any corporate funds for unlawful contributions, payments, gifts or entertainment or to make any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, (b) pay, accept or receive any unlawful contributions, payments, expenditures or gifts, or (c) violate or operate in noncompliance with any applicable export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations, including, without limitation, the FCPA and the Money Laundering Laws. The Company shall conduct its business in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.
(ii)      Each Investor shall comply with all laws, rules, regulations and orders applicable to the performance by it of its obligations under this Agreement and its investment in the Securities, except as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect.  Without limiting the foregoing, the Investors shall comply with all applicable provisions of the Securities Act and the Exchange Act, including Regulation M thereunder, and any applicable securities laws of any non-U.S. jurisdictions. Neither the Investors nor any of its officers or directors will take, directly or indirectly, any action designed or intended to cause or to result in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities.
Section 6.4     Limitations on Holdings and Issuances
Notwithstanding any other provision of this Agreement, the Mackenzie Funds shall not purchase or acquire, or be obligated or have the right to purchase or acquire, any shares of Common

Stock pursuant to this Agreement which, when aggregated with all other shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its Affiliates, would result in the beneficial ownership by the Investor of in excess of the Ownership Limitation. If the Company issues a Fixed Request Notice with respect to any Fixed Request that would cause the aggregate number of shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Mackenzie Funds and their Affiliates to exceed the Ownership Limitation, such Fixed Request shall be void ab initio to the extent of the amount by which the number of shares of Common Stock otherwise issuable pursuant to such Fixed Request, together with all shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its Affiliates, would exceed the Ownership Limitation. Upon the written or oral request of the Mackenzie Funds, the Company shall promptly (but not later than the next Trading Day) confirm orally or in writing to the Investor the number of shares of Common Stock then outstanding. The Mackenzie Funds and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof.  The Mackenzie Funds’ written certification to the Company of the applicability of the Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. The limitations contained in this Section 6.4 may not be waived by the Company or the Mackenzie Funds.
Section 6.5     Selling Restrictions.
(i)      Except as expressly set forth below, each Investor covenants that from and after the date hereof through and including the termination of this Agreement (the “Restricted Period”), neither the Investors nor any of its Affiliates nor any entity managed or controlled by the Investor (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall, directly or indirectly, (x) engage in any Short Sales involving the Company’s securities or (y) grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock.  Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from:  (1) selling “long” (as defined under Rule 200 promulgated under Regulation SHO) any shares of Common Stock (including the Securities). In addition to the foregoing, in connection with any sale of Securities (including any sale permitted by paragraph (i) above), the Investors shall comply in all respects with all applicable laws, rules, regulations and orders, including, without limitation, the requirements of the Securities Act and the Exchange Act.
Section 6.6     Non-Public Information
Neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, employees or agents shall disclose any material non-public information about the Company to the Investors, unless a simultaneous public announcement thereof is made by the Company in the manner contemplated by Regulation FD.  In the event of a breach of the foregoing covenant by the Company or any of its Subsidiaries, or any of their respective directors, officers, employees and agents, on the Cleansing Date (defined below) and in compliance with the conditions set forth below, the Investors may publicly disclose such information without the prior approval by the Company, any of its Subsidiaries, or any of their respective directors, officers, employees or agents, to the extent the Investors (in its reasonable good faith judgment) deems such information to be material non-public information, in the form of a press release, public advertisement or otherwise; provided, however, prior to exercising this right, each Investor shall provide the Company with written notice of the Company's alleged failure to disclose such information, which notice shall (i) include a description of the disclosure that the Investors intends to make and (ii) provide the Company with at least one (1) business day to cure such failure (the first business day following such one-business day cure period, the “Cleansing Date”). The Investors shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure.
Section 6.7     Reserved.
Section 6.8     Disclosure Schedule.
(i)      From time to time during the Investment Period, the Company shall be permitted to update the Disclosure Schedule as may be required to satisfy the condition set forth in Section 7.2(i).  Notwithstanding anything in this Agreement to the contrary, no update to the Disclosure Schedule pursuant to this Section 6.8 shall cure any prior breach of a representation or warranty of the Company contained in this Agreement and shall not affect any of the Investors’ rights or remedies with respect thereto.
(ii)      Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosure contained in any Schedule of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule of the Disclosure Schedule as though fully set forth in such Schedule for which applicability of such information and disclosure is readily apparent on its face.  The fact that any item of information is disclosed in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  Except as expressly set forth in this Agreement, such information and the thresholds (whether based on quantity, qualitative characterization, dollar amounts or otherwise) set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.
ARTICLE VII
CONDITIONS TO THE SALE AND PURCHASE OF THE SHARES
Section 7.1     Conditions Precedent to the Obligation of the Company
The obligation hereunder of the Company to issue and sell the Shares to the Investors under any Fixed Request is subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the conditions set forth below.  These conditions are for the Company’s sole benefit and (to the extent permitted by applicable law) may be waived by the Company at any time in its sole discretion, except as expressly provided below.

(i)      Accuracy of the Investors’ Representations and Warranties.  The representations and warranties of each Investor contained in this Agreement (a) that are not qualified by “materiality” shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the applicable Trade Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct in all material respects as of such other date and (b) that are qualified by “materiality” shall have been true and correct when made and shall be true and correct as of the applicable Trade Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date.
(ii)      Other Commission Filings.  All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall have been filed with the Commission and such filings shall have been made within the applicable time period prescribed for such filing under the Exchange Act.  All other material required to be filed by the Company or any other offering participant pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Securities Act.
(iii)      Performance by the Investors.  Each Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investors at or prior to the applicable Trade Date and the applicable Settlement Date.
(iv)      No Injunction.  No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by this Agreement.
(v)      No Suspension, Etc.  Trading in the Common Stock shall not have been suspended by the Commission or the Trading Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the applicable Trade Date and applicable Settlement Date), and, at any time prior to the applicable Trade Date and applicable Settlement Date, trading in securities generally as reported on the Trading Market shall not have been suspended or limited, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in, any financial, credit or securities market which, in each case, in the reasonable judgment of the Company, makes it impracticable or inadvisable to issue the Shares.
(vi)      No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened, against the Company or any Subsidiary, or any of the officers, directors or Affiliates of the Company or any Subsidiary, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.
(vii) Aggregate Limit.  The issuance and sale of the Shares issuable pursuant to such Fixed Request shall not exceed the Aggregate Limit or the limitations set forth in Section 6.4 hereof (which limitations may not be waived).
Section 7.2     Conditions Precedent to the Obligation of the Investors
The obligation hereunder of each Investor to accept a Fixed Request Notice grant and to acquire and pay for the Shares is subject to the satisfaction or (to the extent permitted by applicable law) waiver, at or before each Trade Date and each Settlement Date, of each of the conditions set forth below.  These conditions are for the Investors’ sole benefit and (to the extent permitted by applicable law) may be waived by the Investors at any time in its sole discretion, except as expressly provided below.
(i)      Accuracy of the Company’s Representations and Warranties.  The representations and warranties of the Company contained in this Agreement, as modified by the Disclosure Schedule (a) that are not qualified by “materiality” or “Material Adverse Effect” shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the applicable Trade Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct in all material respects as of such other date and (b) that are qualified by “materiality” or “Material Adverse Effect” shall have been true and correct when made and shall be true and correct as of the applicable Trade Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date.
(ii)      Other Commission Filings.  All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall have been filed with the Commission and such filings shall have been made within the applicable time period prescribed for such filing under the Exchange Act.  All other material required to be filed by the Company or any other offering participant pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Securities Act.
(iii)      No Suspension.  Trading in the Common Stock shall not have been suspended by the Commission or the Trading Market since the most recent Settlement Date (or Effective Date in the case of the first Settlement Date) (except for one or more suspensions of trading of less than fifteen minute duration, which suspension shall be terminated prior to the applicable Trade Date and applicable Settlement Date), and the Company shall not have received any notice that the listing or quotation of the Common Stock on the Trading Market shall be terminated on a date certain (which termination shall be final and non-appealable).  At any time since the most recent Settlement Date (or Effective Date in the case of the first Settlement Date), trading in securities generally as reported on the Trading Market shall not have been suspended or limited, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in, any financial, credit or securities market which, in each case, in the reasonable judgment of the Investors, makes it impracticable or inadvisable to purchase the Shares.
(iv)      Performance of the Company.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the applicable Trade Date and the applicable Settlement Date.
(v)      No Injunction.  No statute, rule, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by this Agreement.
(vi)      No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened, against the Company or any Subsidiary, or any of the officers, directors or Affiliates of the Company or any Subsidiary, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.
(vii)      Aggregate Limit; Ownership Limitation.  The issuance and sale of the Shares issuable pursuant to such Fixed Request Notice shall not exceed the Aggregate Limit or the limitations set forth in Section 6.4 hereof (which limitations may not be waived).
(viii)      Shares Authorized and Delivered.  The Shares issuable pursuant to such Fixed Request Notice shall have been duly authorized by all necessary corporate action of the Company.  The Company shall have delivered all Shares relating to all prior Fixed Request Notices, as applicable, to the Investors or their designee(s).
(ix)      Listing of Securities.  The Trading Market shall have completed its review of the related Listing of Additional Shares form with respect to all of the Securities that may be issued pursuant to this Agreement.
(x)      No Unresolved FINRA Objection.   There shall not exist any unresolved objection raised by FINRA’s Corporate Financing Department with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement.
ARTICLE VIII
TERMINATION
Section 8.1     Term, Termination by Mutual Consent

Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 12-month anniversary of the Effective Date (the “Investment Period”) and (ii) the date the Investors shall have purchased or acquired shares of Common Stock pursuant to this Agreement equal to the Aggregate Limit.  Subject to Section 8.2, this Agreement may be terminated at any time (A) by the mutual written consent of the Parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent, it being hereby acknowledged and agreed that each Investor may not consent to such termination after receipt of a Fixed Request Notice and prior to the corresponding Settlement Date.
Section 8.2     Effect of Termination
In the event of termination by the Company or the Investors pursuant to Section 8.1, written notice thereof shall forthwith be given to the other party as provided in Section 10.4 and the transactions contemplated by this Agreement shall be terminated without further action by either party.  If this Agreement is terminated as provided in Section 8.1, this Agreement shall become void and of no further force and effect, except that (i) the provisions of Article IX (Indemnification), Section 10.1 (Fees and Expenses), Section 10.2 (Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial), Section 10.4 (Notices), Section 10.8 (Governing Law), Section 10.9 (Survival), Section10.11 (Publicity), Section 10.12 (Severability) and this Article VIII (Termination) shall remain in full force and effect notwithstanding such termination, (ii) if the Investors own any Securities at the time of such termination, the covenants and agreements of the Company and the Investor, as applicable, contained in Section 6.1(i) (Securities Compliance), Section 6.3 (Compliance with Laws), Section 6.7 (Broker/Dealer) shall remain in full force and effect notwithstanding such termination for a period of six months following such termination.  Nothing in this Section 8.2 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement or to impair the rights of the Company and the Investors to compel specific performance by the other party of its obligations under this Agreement.
ARTICLE IX
INDEMNIFICATION
Section 9.1     General Indemnity.
(i)      Indemnification by the Company.  The Company shall indemnify and hold harmless each Investor, each of its directors, officers, partners, employees, investment managers, investment advisors and Affiliates, and each Person, if any, who controls the Investors within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys’ fees) to which each Investor and each such other Person may become subject insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any violation of United States federal or state securities laws or the rules and regulations of the Trading Market in connection with the transactions contemplated by this Agreement by the Company or any of its Subsidiaries, affiliates, officers, directors or employees, provided, however, that (A) the Company shall not be liable under this Section 9.1(i) to the extent that a court of competent jurisdiction shall have determined by a final judgment (from which no further appeals are available) that such loss, claim, damage, liability or expense resulted directly and solely from any such acts or failures to act, undertaken or omitted to be taken by the Investors or such Person through its bad faith or willful misconduct and (B) the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investors expressly.
The Company shall reimburse each Investor and each such controlling Person promptly upon demand (with accompanying presentation of documentary evidence) for all legal and other costs and expenses reasonably incurred by the Investors or such indemnified Persons in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding with respect to which it is entitled to indemnification.
(ii)      Indemnification by the Investors.  Each Investor shall indemnify and hold harmless the Company, each of its directors, officers, employees and Affiliates, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys’ fees) to which the Company and each such other Person may become subject, relating to this Agreement or the transactions contemplated hereby, insofar as such losses, claims, damages, liabilities and expenses directly and solely arise out of or are directly and solely based upon any untrue statement or alleged untrue statement of a material fact contained in this Agreement.
Each Investor shall reimburse the Company and each such director, officer or controlling Person promptly upon demand for all legal and other costs and expenses reasonably incurred by the Company or such indemnified Persons in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding with respect to which it is entitled to indemnification.
Section 9.2     Indemnification Procedures
Promptly after a Person receives notice of a claim or the commencement of an action for which the Person intends to seek indemnification under Section 9.1, the Person will notify the indemnifying party in writing of the claim or commencement of the action, suit or proceeding; provided, however, that failure to notify the indemnifying party will not relieve the indemnifying party from liability under Section 9.1, except to the extent it has been materially prejudiced by the failure to give notice.  The indemnifying party will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the indemnifying party acknowledges in writing the obligation to indemnify the party against whom the claim or action is brought, the indemnifying party may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to it.  After an indemnifying party notifies an indemnified party that the indemnifying party wishes to assume the defense of a claim, action, suit or proceeding, the indemnifying party will not be liable for any legal or other expenses incurred by the indemnified party in connection with the defense against the claim, action, suit or proceeding except that if, in the opinion of counsel to the indemnifying party, one or more of the indemnified parties should be separately represented in connection with a claim, action, suit or proceeding, the indemnifying party will pay the reasonable fees and expenses of one separate counsel for the indemnified parties.  Each indemnified party, as a condition to receiving indemnification as provided in Section 9.1, will cooperate in all reasonable respects with the indemnifying party in the defense of any action or claim as to which indemnification is sought.  No indemnifying party will be liable for any settlement of any action effected without its prior written consent.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested (by written notice provided in accordance with Section 10.4) an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated hereby effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received written notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of a pending or threatened action with respect to which an indemnified party is, or is informed that it may be, made a party and for which it would be entitled to indemnification, unless the settlement includes an unconditional release of the indemnified party from all liability and claims which are the subject matter of the pending or threatened action.
If for any reason the indemnification provided for in this Agreement is not available to, or is not sufficient to hold harmless, an indemnified party in respect of any loss or liability referred to in Section 9.1 as to which such indemnified party is entitled to indemnification thereunder, each indemnifying party shall, in lieu of indemnifying the indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss or liability, (i) in the proportion which is appropriate to reflect the relative benefits received by the indemnifying party, on the one hand, and by the indemnified party, on the other hand, from the sale of Securities which is the subject of the claim, action, suit or proceeding which resulted in the loss or liability or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above, but also the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the statements or omissions which are the subject of the claim, action, suit or proceeding that resulted in the loss or liability, as well as any other relevant equitable considerations.
The remedies provided for in Section 9.1 and this Section 9.2 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified Person at law or in equity.
ARTICLE X
MISCELLANEOUS
Section 10.1     Fees and Expenses.
(i)      Each party shall bear its own fees and expenses related to the transactions contemplated by this Agreement. The Company shall pay all U.S. federal, state and local stamp and other similar transfer and other taxes and duties levied in connection with issuance of the Securities pursuant hereto.
(ii)      If the Company issues a Fixed Request Notice and fails to deliver the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) to the Investors on the applicable Settlement Date, subject to prior payment, and such failure continues for 10 Trading Days, the Company shall pay the Investors, in cash (or, at the option of the Investors, in shares of Common Stock which have not been registered under the Securities Act valued at the applicable Discount Price of the Shares failed to be delivered; provided that the issuance thereof by the Company would not violate the Securities Act or any applicable U.S. federal or state securities laws), as partial damages for such failure and not as a penalty, an amount equal to 2.0% of the payment required to be paid by the Investors on such Settlement Date for the initial 30 days following such Settlement Date until the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) have been delivered, and an additional 2.0% for each additional 30-day period thereafter until the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) have been delivered, which amount shall be prorated for such periods less than 30 days.  Nothing in this Section 10.1(ii) shall be deemed to release the Company from any liability for any breach under this Agreement, or to impair the rights of the Investors to compel specific performance by the Company of its obligations under this Agreement.
Section 10.2     Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial.
(i)     The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.
(ii)      Each of the Company and each of the Investors (a) hereby irrevocably submits to the jurisdiction of the U.S. District Court and other courts of the United States sitting in the City and State of New York, Borough of Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and (b) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004 (together with any successor, the "Agent for Service") as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any court of the United States sitting in the City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.  The Company and each of the Investor consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section 10.2 shall affect or limit any right to serve process in any other manner permitted by law.
(iii)      EACH OF THE COMPANY AND EACH INVESTOR HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO.  EACH OF THE COMPANY AND EACH INVESTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.2.
Section 10.3     Entire Agreement; Amendment
This Agreement, together with the exhibits referred to herein and the Disclosure Schedule, represents the entire agreement of the Parties with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by either party relative to subject matter hereof not expressly set forth herein.  No provision of this Agreement may be amended other than by a written instrument signed by the Parties hereto.  The Disclosure Schedule and all exhibits to this Agreement are hereby incorporated by reference in, and made a part of, this Agreement as if set forth in full herein.
Section 10.4     Notices
Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery or facsimile (with facsimile machine confirmation of delivery received) at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received), (b) upon sending to an e-mail address provided below if acknowledged by the recipient or another representative of the Company or the Investors, as applicable, or (c) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The address for such communications shall be:
If to the Company:
Nordic American Offshore Ltd.

LOM Building, 27 Reid Street Hamilton HM 11, Bermuda E-mail: NAOInvestors@scorpiogroup.net Attention: Legal Department

With a copy (which shall not constitute notice) to:

Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Telephone Number: (212) 574-1200 Fax: (212) 480-8421 E-mail: horton@sewkis.com Attention: Edward Horton, Esq

If to the Mackenzie Funds:
Mackenzie Investments 180 Queen St West Toronto, ON, M5V 3K1 Canada Attn: VP, Legal Email: nick.westlind@mackenzieinvestments.com

If to Scorpio Offshore:
Scorpio Offshore Investments Inc. 9, Boulevard Charles III MC 98000, Monaco Fax: 377 9798 8346 Email: legal@scorpiogroup.net Attention: Legal Department/General Counsel

With a copy (which shall not constitute notice) to:
Rosada Guglielmi Email: RGuglielmi@scorpiogroup.net

Either party hereto may from time to time change its address for notices by giving at least 10 days advance written notice of such changed address to the other party hereto. Any notice to the Company may alternatively be given to an address specified by the Company on any Fixed Request Notice until the Company provides written notice of a change to such address to the Investors.  Any notice to the Investors may also be given to an address specified by the Investors on any Purchaser Confirmation Notice until the Investors provides written notice of a change to such address to the Company.
Section 10.5     Waivers

No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.  No provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought.
Section 10.6     Headings; Construction
The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.  Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof.  The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.”  The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.  The Parties agree that each of them and their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Any reference in this Agreement to “Dollars” or “$” shall mean the lawful currency of the United States of America.
Section 10.7     Successors and Assigns
The Investors may not assign this Agreement to any Person without the prior consent of the Company, in the Company’s sole discretion.  This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns.  The assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.
Section 10.8     Governing Law
This Agreement shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.
Section 10.9     Survival
The representations, warranties, covenants and agreements of the Company and each of the Investors contained in this Agreement shall survive the execution and delivery hereof until the termination of this Agreement; provided, however, that (i) the provisions of Article VIII (Termination), Article IX (Indemnification), Section 10.1 (Fees and Expenses), Section 10.2 (Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial), Section 10.4 (Notices), Section 10.8 (Governing Law), Section 10.11 (Publicity), Section 10.12 (Severability) and this Section 10.9 (Survival) shall remain in full force and effect notwithstanding such termination, (ii) if the Investors own any Securities at the time of such termination, the covenants and agreements of the Company and the Investors, as applicable, contained in Section 6.1(i) (Securities Compliance), Section 6.3 (Compliance with Laws), Section 6.7 (Broker/Dealer) shall remain in full force and effect notwithstanding such termination for a period of six months following such termination, and (iii) if the Investors own any Securities at the time of such termination, the covenants and agreements of the Company contained in Section 6.2 (Registration and Listing) shall remain in full force and effect notwithstanding such termination for a period of 30 days following such termination.
Section 10.10     Counterparts
This Agreement may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other Parties hereto, it being understood that all Parties hereto need not sign the same counterpart.  In the event any signature is delivered by facsimile, digital or electronic transmission, such transmission shall constitute delivery of the manually executed original and the party using such means of delivery shall thereafter cause four additional executed signature pages to be physically delivered to the other Parties within five days of the execution and delivery hereof.  Failure to provide or delay in the delivery of such additional executed signature pages shall not adversely affect the efficacy of the original delivery.
Section 10.11     Publicity
Each Investor shall have the right to reasonably approve, prior to issuance or filing, any press release, Commission filing or any other public disclosure made by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of this Agreement or the transactions contemplated hereby (unless the same disclosure has been previously reviewed and approved by the Investor); provided, however, that except as otherwise provided in this Agreement, the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure (including any filings with the Commission) with respect thereto as is required by applicable law and regulations (including the regulations of the Trading Market), so long as prior to making any such press release or other public disclosure, if reasonably practicable, the Company and its counsel shall have provided the Investor and its counsel with a reasonable opportunity to review and comment upon, and shall have consulted with the Investor and its counsel on the form and substance of, such press release or other disclosure.
Section 10.12     Severability
The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.
Section 10.13     Third Party Beneficiaries

(a) Clarkson Platou shall be a third party beneficiary of the representations and warranties of the Mackenzie Funds in Article III, the representations and warranties of Scorpio Offshore in Article IV, the representations and warranties of the Company in Article V, and the indemnification and contribution provisions in Article IX.
(b) Except as expressly provided in Section 10.13(a) and Article IX, this Agreement is intended only for the benefit of the Parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
Section 10.14     Further Assurances
From and after the date of this Agreement, upon the request of the Investors or the Company, each of the Company and the Investors shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.
NORDIC AMERICAN OFFSHORE LTD.:

By:	/s/ Cameron Mackey
Name:	Cameron Mackey
Title:	Chief Operating Officer

MACKENZIE FINANCIAL CORPORATION, for and on behalf of the funds and accounts set out on Schedule A

By:	/s/ Jonathan Norwood
Name:	Jonathan Norwood
Title:	SVP, Investment Management

By:	/s/ Richard Wong
Name:	Richard Wong
Title:	SVP, Investment Management

SCORPIO OFFSHORE INVESTMENTS INC.:

By:	/s/ Rosada Guglielmi
Name:	Rosada Guglielmi
Title:	Director and Secretary

ANNEX A TO THE
COMMON STOCK PURCHASE AGREEMENT
DEFINITIONS
“2017 20-F” shall mean the Annual Report on Form 20-F filed by the Company for its fiscal year ended December 31, 2017.
“30-Day VWAP” shall have the meaning assigned to such term in Section 2.2 hereof.
“Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act.
“Agent for Service” shall have the meaning assigned to such term in Section 10.2(ii) hereof.
“Aggregate Limit” shall have the meaning assigned to such term in Section 1.1 hereof.
“Agreement” shall have the meaning assigned to such term in the Preamble.
“Announcement Date” shall have the meaning assigned to such term in Section 2.9 hereof.
“Broker-Dealer” shall have the meaning assigned to such term in Section 6.7 hereof.
“Bylaws” shall have the meaning assigned to such term in Section 5.3 hereof.
“Charter” shall have the meaning assigned to such term in Section 5.3 hereof.
“Clarkson Platou” shall have the meaning assigned to such term in Section 6.3 hereof.
“Cleansing Date” shall have the meaning assigned to such term in Section 6.6.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Commission” shall mean the Securities and Exchange Commission or any successor entity.
“Commission Documents” shall mean (1) all reports, schedules, registrations, forms, statements, information and other documents filed with or furnished to the Commission by the Company pursuant to the reporting requirements of the Exchange Act, including all material filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, since December 31, 2018, including, without limitation, the 2017 20-F, and which hereafter shall be filed with or furnished to the Commission by the Company during the Investment Period, and (2) all information contained in such filings and all documents and disclosures that have been and heretofore shall be incorporated by reference therein.
“Common Stock” shall have the meaning assigned to such term in the Recitals.
“Company” shall have the meaning assigned to such term in the Preamble.

“Disclosure Schedule” shall have the meaning assigned to such term in Article V hereof.
“Discount Price” shall have the meaning assigned to such term in Section 2.2 hereof.
“DTC” means The Depository Trust Company, a subsidiary of The Depository Trust & Clearing Corporation, or any successor thereto.
“Earnings Announcement” shall have the meaning assigned to such term in Section 2.9 hereof.
“EDGAR” shall have the meaning assigned to such term in Section 5.3 hereof.
“Effective Date” shall mean the date of this Agreement.
“Environmental Laws” shall have the meaning assigned to such term in Section 5.16 hereof.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.
“FCPA” shall have the meaning assigned to such term in Section 5.25 hereof.
“Filing Time” shall have the meaning assigned to such term in Section 2.9 hereof.
“FINRA” shall have the meaning assigned to such term in Section 5.5 hereof.
“Fixed Amount Requested” shall mean the amount of a Fixed Request requested by the Company in a Fixed Request Notice delivered pursuant to Section 2.1 hereof.
“Fixed Request” means the transactions contemplated under Sections 2.1 through 2.8 of this Agreement.
“Fixed Request Amount” means the actual amount of proceeds to be received by the Company pursuant to a Fixed Request under this Agreement.
“Fixed Request Notice” shall have the meaning assigned to such term in Section 2.1 hereof.
“Floor Price” is the lowest price (except to the extent otherwise provided in Section 2.6) at which the Company may sell Shares on an applicable Trade Date as set forth in a Fixed Request Notice (not taking into account the percentage discount referred to in Section 2.2); provided, however, that at no time shall the Floor Price be lower than $0.60 per share (as adjusted for any stock splits or recapitalizations) unless the Company and the Investors shall mutually agree.
“GAAP” shall mean generally accepted accounting principles in the United States of America as applied by the Company.
“Governmental Licenses” shall have the meaning assigned to such term in Section 5.15(a) hereof.

“Indebtedness” shall have the meaning assigned to such term in Section 5.11 hereof.
 “Intellectual Property” shall have the meaning assigned to such term in Section 5.15(b) hereof.
“Investment Period” shall have the meaning assigned to such term in Section 8.1 hereof.
“Investor” shall have the meaning assigned to such term in the Preamble.
“Knowledge” means the actual knowledge of the Company’s Chief Executive Officer or Chief Financial Officer, after reasonable inquiry of all officers, directors and employees of the Company who could reasonably be expected to have knowledge or information with respect to the matter in question.
“Mackenzie Funds” shall have the meaning assigned to such term in the Preamble.
“Material Adverse Effect” shall mean any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would reasonably be expected to have, any effect on the business, operations, properties or condition (financial or otherwise) of the Company that is material and adverse to the Company and its Subsidiaries, taken as a whole, and/or any condition, occurrence, state of facts or event that would prohibit or otherwise materially interfere with or delay the ability of the Company to perform any of its obligations under this Agreement; provided, however, that none of the following, individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or insofar as reasonably can be foreseen would reasonably be expected to occur:  (i) changes in conditions in the U.S. or global capital, credit or financial markets generally, including changes in the availability of capital or currency exchange rates, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; (ii) the effect of any changes arising in connection with acts of war (whether or not declared), terrorism, military actions or the escalation thereof or other force majeure events occurring after the Effective Date, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; (iii) the effect of any changes in applicable legal requirements or GAAP; (iv) changes generally affecting the maritime industry, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; and (v) any effect of the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement on the Company’s relationships, contractual or otherwise, with customers, suppliers, vendors, bank or commercial lenders, lessors, collaboration partners, employees or consultants.
“Material Agreements” shall have the meaning assigned to such term in Section 5.17 hereof.
“Money Laundering Laws” shall have the meaning assigned to such term in Section 5.26 hereof.
“NYSE” means the New York Stock Exchange, or any successor thereto.
“OFAC” shall have the meaning assigned to such term in Section 5.27 hereof.

“Ownership Limitation” shall have the meaning assigned to such term in the Recitals.
“Ownership Limitation Cutback” shall have the meaning assigned to such term in Section 2.1(b).
“Parties” shall have the meaning assigned to such term in the Preamble.
“Person” means any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.
“Purchaser Confirmation Notice” shall have the meaning assigned to such term in Section 2.7 hereof.
“Restricted Period” shall have the meaning assigned to such term in Section 6.5(i) hereof.
“Restricted Person” shall have the meaning assigned to such term in Section 6.5(i) hereof.
“Restricted Persons” shall have the meaning assigned to such term in Section 6.5(i) hereof.
“Scorpio Offshore” shall have the meaning assigned to such term in the Preamble.
“Securities” shall mean, collectively, the Shares.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.
“Settlement Date” shall have the meaning assigned to such term in Section 2.7 hereof.
“Shares” shall mean shares of Common Stock issuable to the Investor upon exercise of a Fixed Request.
“Short Sales” means “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.
“Significant Subsidiary” means any Subsidiary of the Company that would constitute a Significant Subsidiary of the Company within the meaning of Rule 1-02 of Regulation S-X of the Commission.
“SOXA” shall have the meaning assigned to such term in Section 5.6(b) hereof.
“Subsidiary” shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other Persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.
“Total Commitment” shall have the meaning assigned to such term in Section 1.1 hereof.
“Trade Date” shall have the meaning assigned to such term in Section 2.1 hereof.

“Trading Day” shall mean a full trading day (beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time) on the Trading Market.
“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE MKT, the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any successors to any of the foregoing), whichever is at the time the principal trading exchange or market for the Common Stock.
“VWAP” shall mean the daily volume weighted average price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. (New York time)) of the Common Stock on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

EXHIBIT A TO THE
COMMON STOCK PURCHASE AGREEMENT
FORM OF FIXED REQUEST NOTICE
To:
Fax#:
E-mail:

Reference is made to the Common Stock Purchase Agreement dated as of March 29, 2019, (the  “Purchase Agreement”) by and among Scorpio Offshore Investments Inc. (“Scorpio Offshore”), a company organized and existing under the laws of the Republic of the Marshall Islands, Mackenzie Financial Corporation, a corporation organized and existing under the laws of Ontario, for and on behalf of the funds and accounts set out on Schedule A thereto (collectively, the “Mackenzie Funds”, and each of Scorpio Offshore and the Mackenzie Funds, an “Investor”, and together, the “Investors”) and Nordic American Offshore Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”).  Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.
In accordance with and pursuant to Section 2.1 of the Purchase Agreement, the Company hereby issues this Fixed Request Notice to exercise a Fixed Request for the Fixed Amount Requested indicated below.
Fixed Amount Requested:

Trade Date:

Settlement Date:

Floor Price:

Dollar Amount of Common Stock Currently Available under the Aggregate Limit:

Dated:	By:
Name:
Title:

Address:
Facsimile No.
Email:

AGREED AND ACCEPTED

By:
Name:
Title:

AGREED AND ACCEPTED

By:
Name:
Title:

EXHIBIT B TO THE
COMMON STOCK PURCHASE AGREEMENT
FORM OF PURCHASER CONFIRMATION NOTICE
To:
Fax#:
E-mail

Reference is made to the Common Stock Purchase Agreement dated as of March 29, 2019, (the  “Purchase Agreement”) by and among Scorpio Offshore Investments Inc. (“Scorpio Offshore”), a company organized and existing under the laws of the Republic of the Marshall Islands, Mackenzie Financial Corporation, a corporation organized and existing under the laws of Ontario, for and on behalf of the funds and accounts set out on Schedule A thereto (collectively, the “Mackenzie Funds”, and each of Scorpio Offshore and the Mackenzie Funds, an “Investor”, and together, the “Investors”) and Nordic American Offshore Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”).  Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.
In accordance with and pursuant to Section 2.7 of the Purchase Agreement, the Investors hereby issue this Purchaser Confirmation Notice for the Fixed Amount Requested indicated below.
1) Fixed Amount Requested:

2) Total Number of Shares Purchased by Mackenzie Funds:

3) Total Number of Shares Purchased by Scorpio Offshore:

4) Price per Share:

5) Fixed Request Amount*:

6) Net Fixed Request Amount:

7) Settlement Date

8) Dollar Amount of Common Stock Currently Available under the Aggregate Limit:

Dated:	By:
Name:
Title:

Address:
Facsimile No.
Email:

AGREED AND ACCEPTED

By:
Name:
Title:

*Reduction to Total Commitment

Exhibit G

COMMON STOCK PURCHASE AGREEMENT

by and between

NORDIC AMERICAN OFFSHORE LTD.
and

SCORPIO OFFSHORE HOLDING INC.

__ April, 2019

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) dated 8 April, 2019 by and between NORDIC AMERICAN OFFSHORE LTD., a company incorporated in Bermuda (the “Company”) and SCORPIO OFFSHORE HOLDING INC., a corporation incorporated in the Marshall Islands as purchaser (the “Purchaser”) for the purchase and sale of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). The Company and the Purchaser shall collectively be referred to herein as the “Parties”.

WHEREAS, the Purchaser’s wholly-owned subsidiary set forth in Schedule A hereof (the “Owning Company”) owns one crew boat vessel as set out next to the name of the Owning Company in Schedule A (the “Vessel”); and

WHEREAS, the Purchaser has agreed to sell to CB Holdco Limited, a company incorporated in Bermuda and a wholly-owned subsidiary of the Company (“Company Subsidiary”) 100% of the authorized, issued and outstanding share capital of the Owning Company in exchange for the Consideration, which will be paid in shares of Common Stock of the Company.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions herein contained, the Parties hereto agree as follows:

ARTICLE I
Obligation to Deliver Shares and Certain Definitions

Section 1.1     Certain Definitions.  As used in this Agreement, the terms set forth below shall have the following respective meanings:

“Closing Date” shall mean 8 April 2019.

“Closing Date VWAP” shall mean the average of the Daily VWAP of the Common Stock over the thirty (30) Trading Days immediately preceding 4 April 2019.

“Consideration” shall mean the number of shares of Common Stock equivalent to the SPV Value.

“SPV Value” shall mean the value attributed to the Owning Company, as set out in Schedule A hereto.

“Trading Day” shall mean any day on which trading in shares of Common Stock actually occurs on the NYSE.

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE MKT, the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any successors to any of the foregoing), whichever is at the time the principal trading exchange or market for the Common Stock.

“VWAP” shall mean the daily volume weighted average price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. (New York time)) of the Common Stock on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

ARTICLE II
Purchase and Sale of Common Stock
Section 2.1     Purchase and Sale of Common Stock.  Subject to the terms and conditions herein, on the Closing Date, the Company shall issue and sell to the Purchaser the total number of shares of Common Stock as are determined in accordance with this Section 2.1 in consideration of the transfer of all of the authorized, issued and outstanding share capital of the Owning Company to the Company Subsidiary in accordance with this Agreement.  On the Closing Date, the Company shall issue to the Purchaser, and the Purchaser shall purchase from the Company, the number of shares of Common Stock (the respective number of shares to be purchased by the Purchaser is referred to herein as the “Shares”) equal to (i) the SPV Value divided by (ii) 94% of Closing Date VWAP, rounded up the nearest whole share.

Section 2.2     Delivery of Shares.  The Company shall deliver all Shares on the Closing Date to the Purchaser pursuant to this Agreement by book entry notation.

Section 2.3     Closing.  Subject to the terms and conditions herein, the Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase from the Company, the Shares.  The purchase and sale of the Shares shall take place on the Closing Date at 17:00 pm Central European Time, or such other time and place as the Parties may mutually agree.

Section 2.4     Consideration.  The sufficiency of such consideration for the sale and purchase of the Shares is hereby acknowledged by the Parties.  The Parties agree that the Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from registration under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(2) of the Securities Act.

Section 2.5     Condition to the Purchase and Sale of Common Stock. The Owning Company shall be acquired by the Company Subsidiary free of any debts.

Section 2.6     Change of name of the Vessel. The Company shall procure that the Owning Company will change the name of the Vessel and will alter the funnel markings within three (3) months from the Closing Date.

ARTICLE III
Representations and Warranties
Section 3.1     Representations and Warranties of the Company.  The Company hereby represents and warrants to the Purchaser, as of the date of this Agreement and the Closing Date, as follows:

(a)      Organization, Authorization, Good Standing and Power.  The Company is duly incorporated or organized, validly existing and in good standing under the laws of Bermuda and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue and sell the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its board of directors or stockholders is required.  This Agreement has been duly executed by the Company and when delivered by the Company in accordance with the terms hereof, this Agreement will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity, including principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).
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(b)      Good Standing.  The Company and its subsidiaries are duly qualified or licensed to transact business and are in good standing in all jurisdictions where the ownership or operation of their respective assets and properties or the conduct of their respective businesses requires such qualification, except to the extent that the failure to be so qualified or licensed or be in good standing would not materially affect the Company or its subsidiaries, taken as a whole.

(c)      Consents.  All corporate and other action, including the sending of all notices, filings and governmental or other consents and authorities for the Company to enter into and perform its obligations hereunder have been taken or obtained and, as of the date hereof, no further corporate or other action or governmental or other official consents or authorities are necessary for the performance by it of its obligations hereunder.
(d)      Issuance of Shares.  The Shares to be issued on the Closing Date, have been duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof and delivered by the Company, shall be validly issued and outstanding, fully paid and nonassessable and free and clear of all Liens and the holders shall be entitled to all rights accorded to a holder of Common Stock. As used in this Section 3.1(d) “Lien” means any lien, pledge, encumbrance, mortgage, deed of trust, security interest, equity, claim, lease, license, charge, option, adverse right, right of first or last negotiation, offer or refusal, easement or transfer restriction of any kind or nature whatsoever, whether arising by agreement, operation of law or otherwise.
(e)      Private Placement.
(i) The Company has complied and will comply with all applicable federal and state securities laws and assuming the accuracy of the Purchaser’s representations and warranties set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under this Agreement.
(ii) The Company has not engaged in any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (1) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (2) any seminar or meeting to which potential purchasers invited by any of the foregoing means of communications.

(f)      Registration Statement. The Company has timely filed or otherwise furnished (as applicable) all forms, reports, schedules, statements and documents required to be filed or furnished by it under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), (as have been supplemented, modified or amended since the time of filing so long as such supplement, modification or amendment has occurred prior to the date of this Agreement, collectively, the “Filed SEC Documents”).  As of their respective SEC filing dates, or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Filed SEC Documents (including all documents incorporated therein by reference) (i) did not (or with respect to Filed SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, none of the Company’s subsidiaries is currently required to make any filings with the SEC.
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(g)      Capitalization and Issuance of Shares.  The Company is authorized to issue 350 million shares of Common Stock and 50 million shares of preferred stock, par value $0.01 per share (“Preferred Stock”).  As of the date hereof, (1) 7,374,034 shares of Common Stock are issued and outstanding, (2) no shares of Preferred Stock are issued and outstanding, and (3) 274,452 shares of Common Stock are held as treasury shares.  All issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and not subject to preemptive rights.
(h)      Compliance with Laws. The Company and the Company Subsidiary, in all material respects, comply with all applicable laws affecting or related to the Company or the Company Subsidiary or any of their business, operations, assets or employees.  No investigation or review by any governmental authority with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened and no governmental authority has indicated an intention to conduct the same.
(i)      Brokers.  The Company agrees to indemnify and hold the Purchaser harmless against any liability for commissions, fees or other compensation in the nature of a broker’s or finder’s fee to any broker or other nature of a broker’s or finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability) for which the Company, or any of its employees or representatives, is responsible.
(j)      Reliance on Exemption.  The Company understands that the Shares are being offered and sold in reliance on a specific exemption from the registration requirement of federal and state securities laws and the Purchaser is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Company set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.
(k)      Regulatory and Related Matters.
(i)      The Company represents and warrants that, to the best of its knowledge, neither it nor any of its affiliates nor any of its or their directors, officers, agents, employees, representatives or any other similar person associated with or acting for or on behalf of the foregoing in connection with the transactions contemplated in this Agreement, has offered, paid, promised to pay, or authorized the payment of any money, or offered, given a promise to give, or authorized the giving of anything of value, to any government official, political party or official thereof or to any candidate for political office (or to any person where the Company, any of its affiliates or any of its directors, officers, agents, employees, representatives of any other similar person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any government official, political party, party official or candidate for political office) for the purpose of:
(1)      influencing any act or decision of such government official, political party, party official or candidate in his or her official capacity; or
(2)      inducing such government official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such government official, political party, party official or candidate; or

(3)      securing any improper advantage; or
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(4)      inducing such government official, political party, party official or candidate to use his or her influence with any governmental authority to affect or influence any act or decision of such governmental authority, in order to assist the Company in obtaining or retaining business, the transactions contemplated by this Agreement or any of the investments relevant to the arrangements contemplated by this Agreement.

(ii)      The Company warrants and undertakes that:
(1)      it will not, and will procure that its subsidiaries will not, engage in any activity, practice or conduct which would constitute a breach of any applicable law or convention relating to the prevention of bribery and corruption including, but not limited to: (A) the UK Bribery Act 2010 (the "Bribery Act"); (B) the United States Foreign Corrupt Practices Act of 1977 (as amended); and (C) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention’s Commentaries;

(2)      it has and will maintain in place throughout the Indemnification Period adequate procedures designed to prevent the Company or any of its subsidiaries or any of their respective directors, officers, employees, agents or other persons acting on the behalf of any of the foregoing, from undertaking any conduct that would give rise to an offence under the Bribery Act (as each such term is defined in the Bribery Act); and

(3)      it and each of its subsidiaries has not violated and it and each of its subsidiaries will not violate in any material respect any applicable law or regulation in connection with this Agreement or in connection with the carrying on of its business (including, without limitation, the US Foreign Account Tax Compliance Act and the US Foreign Corrupt Practices Act).

Section 3.2     Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company as of the date of this Agreement and the Closing Date, as follows:

(a)      Organization, Authorization, Good Standing and Power.  The Purchaser is an entity duly incorporated or organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares being sold to it hereunder.  The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of the Purchaser or its board of directors, or stockholders, as the case may be, is required.  This Agreement has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms.
(b)      Assets of the Owning Company. The Vessel is legally and beneficially owned by the Owning Company and, where capable of possession, in the possession or under the control of the Owning Company.
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(c)      Acquisition for Investment.  The Purchaser is acquiring the Shares for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution.  The Purchaser does not have an arrangement (whether or not legally binding) to effect any distribution of the Shares to or through any person or entity; provided, however, that by making the representations herein, the Purchaser does not agree to hold the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with federal and state securities laws applicable to such disposition, including without limitation under a registration statement and a selling shareholder prospectus supplement naming the Purchaser therein.  It understands that the Shares have not been registered under the Securities Act by reason of specified exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of its investment intent as expressed herein.  It acknowledges that the Company may place restrictive legends on, and stop transfer orders against, the certificates representing the Shares being acquired by it.
(d)      Status of Purchaser.  The Purchaser is an “accredited investor” as defined in Regulation D promulgated under the Securities Act.  The Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and the Purchaser is not a broker-dealer.
(e)      No General Solicitation.  The Purchaser is not purchasing the Shares and the Shares were not offered to the Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which the Purchaser was invited by any of the foregoing means of communications.
(f)      Access to Information.  The Purchaser acknowledges that it has had the opportunity to review publicly available filings and exhibits thereto of the Company filed with the U.S. Securities and Exchange Commission and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the sale of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  The Purchaser further acknowledges and agrees that except for the representations and warranties set forth in this Agreement, the Company has not made any representation or warranty, express or implied, of any nature whatsoever concerning the Shares or the Company.  The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares.
(g)      Brokers. The Purchaser agrees to indemnify and hold the Company harmless against any liability for commissions, fees or other compensation in the nature of a broker’s or finder’s fee to any broker or other nature of a broker’s or finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability) for which the Purchaser, or any of its employees or representatives, is responsible.

(h)     Reliance on Exemption.  The Purchaser understands that the Shares are being offered and sold in reliance on a specific exemption from the registration requirement of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.
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ARTICLE IV
Covenants and Registration
Section 4.1     Covenants of the Company. The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees.
(a)       Availability of Information.With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Shares to the public without registration, the Company shall:

(i)      make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)      use its commercially reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(iii)      so long as the Purchaser owns any Shares, furnish, unless otherwise available at no charge by access electronically to the SEC’s EDGAR filing system, to the Purchaser forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished with the SEC or take any other action as the Purchaser may reasonably request in availing itself of any rule or regulation of the SEC allowing the Purchaser to sell the Shares without registration.

(b)      Listing.  The Company shall cause the Shares to be listed on the New York Stock Exchange or such other national securities exchange on which the Shares are then listed prior to issuance.

(c)      Payments.
(i)      No part of any payments received by the Company, directly or indirectly from the Purchaser or in connection with this Agreement, if any, will be used for any purpose which would cause a violation of any applicable laws and regulations.
(ii)      Any payments under this Agreement, if any, will be made by cheque or bank transfer and no payments will be made in cash or bearer instruments. No payments under this Agreement will be made to a third party, instead all payments will be made in the place where the Company or, as the case may be, the Purchaser resides or performs the relevant services.
(d)      Payments to Government Officials.  The Company undertakes that it will not and will not knowingly permit any affiliates or any of its or their directors, officers, agents, employees, representatives or any other similar person associated with or acting on behalf of the foregoing to offer, pay, promise to pay, or authorize the payment of any money, or offer, give a promise to give, or authorize the giving of anything of value, to any government official, political party or official thereof or to any candidate for political office (or to any person where the Company or its affiliates or any of their directors, officers, agents, employees, representatives or other similar person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any government official, political party, party official or candidate for political office) for the purposes specified herein or in Section 3.1(j).
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Section 4.2     Covenants of the Purchaser.  The Purchaser covenants with the Company as follows, which covenants are for the benefit of the Company and its permitted assignees.

(a)      Compliance with Laws. The Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws.
(b)      Short Sales After The Date Hereof. The Purchaser shall not, and shall cause its trading affiliates not to, engage, directly or indirectly, in any short-sale transactions in the Company’s securities during the period from the date hereof until the 180th day following the Closing Date.

ARTICLE V
Indemnification

From and after the Closing Date until the twelve (12) month anniversary of the Closing Date, (such period the “Indemnification Period”) the Company hereby agrees to indemnify and hold the Purchaser, and its directors, officers, employees, affiliates, stockholders, members, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all direct losses. liabilities, claims, costs, damages, demands, charges and expenses (including legal expenses but excluding any consequential, incidental, or indirect damages of any nature whatsoever) suffered or incurred by the Purchaser Indemnified Parties arising from, relating to or otherwise in connection with:

(i)      any breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement , the result of which taken in the aggregate could negatively impact the sale of the Shares by the Purchaser or frustrate the intent or purpose of any provision of this Agreement without giving effect to any materiality threshold or qualifier contained therein when determining such losses, liabilities, claims, costs, damages, charges and expenses (but, for the avoidance of doubt, such qualifiers shall be given full force and effect when determining whether any breach or inaccuracy has occurred or when otherwise determining whether a claim may be brought hereunder); and

(ii)      any breach of or failure to perform any covenant or agreement of the Company contained in this Agreement required to be performed or complied with, the result of which taken in the aggregate could negatively impact the sale of the Shares by the Purchaser or frustrate the intent or purpose of any provision of this Agreement provided, however, that the Indemnification Period shall not include any period during which the Purchaser does not own Shares and, provided further, that the right to Indemnity for a loss, liability, claim, cost, damage, demand, charge or expense under this Article V relating to the Shares shall terminate (and notice of such claim must be provided to the Company) not later than the final sale date of Shares.  The absolute limit on the Company’s liability hereunder shall be the Consideration.
The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, the Closing Date with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.  The waiver of any condition in this Agreement pursuant to the terms of this Agreement based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, shall not affect the right to indemnification based on such representations, warranties, covenants and agreements.

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ARTICLE VI
Transfer Restrictions
Section 6.1     Legend.  Each certificate representing the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL PROVIDED BY THE TRANSFEROR OR TRANSFEREE OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

Section 6.2     Removal of Legends. The Company agrees that, commencing upon the one (1) year anniversary of the issuance of the Shares, upon the request of the Purchaser and delivery of (i) the representation of the Purchaser that it is not an affiliate of the Company, and (ii) the surrender of the original certificate evidencing Shares, if any, the Company will promptly instruct its transfer agent to remove any restrictive legend from the Shares and, if applicable, issue new shares certificates evidencing the Shares not bearing a restrictive legend.

ARTICLE VII
Miscellaneous
Section 7.1     Fees and Expenses.  Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Section 7.2     Survival.  The representations and warranties made in Article III herein shall survive the date of execution of this Agreement for a period of three (3) years.

Section 7.3     Specific Enforcement, Consent to Jurisdiction.

(a)      The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.
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(b)      Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section 7.3 shall affect or limit any right to serve process in any other manner permitted by law.
Section 7.4     Amendment.  No provision of this Agreement may be amended, discharged or terminated other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

Section 7.5     Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon delivery by facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The addresses for such communications shall be:

If to the Company:	Nordic American Offshore Ltd. LOM Building 27 Reid Street Hamilton HM 11 Bermuda

If to the Purchaser:	Scorpio Offshore Holding Inc. c/o Scorpio Commercial Management s.a.m. Le Millenium 9 Boulevard Charles III MC 98000 Monaco FAO: Legal Department

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

Section 7.6     Waivers.  No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 7.7     Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns.  Notwithstanding the foregoing, this Agreement may not be transferred or assigned by the Company without the prior written consent of the Purchaser.
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Section 7.8     No Third Party Beneficiaries.  This Agreement is intended for the benefit of the Parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

Section 7.9     Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.  This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Section 7.10     Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other Parties hereto, it being understood that all Parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

Section 7.11     Limit on Liability.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COMPANY HAS NOT MADE AND EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER CONCERNING THE SHARES OR THE COMPANY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO ANY OTHER PARTY UNDER THIS AGREEMENT FOR ANY CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION ANY LOSS OF PROFIT OR ANTICIPATORY PROFITS, EVEN IF SUCH PARTY HAS BEEN APPRISED OF THE LIKELIHOOD OF SUCH DAMAGES OCCURRING.

Section 7.12     Severability.  The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 7.13     Headings.  The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

Section 7.14     Further Assurances.  From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Company and the Purchaser shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the transactions contemplated thereby.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized person on the date first above written.
COMPANY

NORDIC AMERICAN OFFSHORE LTD.

By:
Name:	Filippo Lauro
Title:	Vice President

SCORPIO OFFSHORE HOLDING INC.PURCHASER

By:
Name:	Emanuele Lauro
Title:	Secretary

Exhibit H

COMMON STOCK PURCHASE AGREEMENT

by and between

NORDIC AMERICAN OFFSHORE LTD.
and
AHTS HOLDCO LIMITED
and

SCORPIO OFFSHORE HOLDING INC.

___ April 2019

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) dated ___ April, 2019 effective as of _________________________, 2019 by and between NORDIC AMERICAN OFFSHORE LTD., a company incorporated in Bermuda (the “Company”), AHTS HOLDCO LIMITED, a company incorporated in Bermuda (the “Company Subsidiary”) and SCORPIO OFFSHORE HOLDING INC., a corporation incorporated in the Marshall Islands as purchaser (the “Purchaser”) for the purchase and sale of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”).  The Company, the Company Subsidiary and the Purchaser shall collectively be referred to herein as the “Parties”.

WHEREAS, the Purchaser’s wholly-owned subsidiary set forth in Schedule A hereof (the “Owning Company”) owns one anchor handling tug supplier vessel as set out next to the name of the Owning Company in Schedule A (the “Vessel”); and

WHEREAS, the Purchaser has agreed to sell to the Company Subsidiary, being a wholly-owned subsidiary of the Company, 100% of the authorized, issued and outstanding share capital of the Owning Company in exchange for the Consideration (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions herein contained, the Parties hereto agree as follows:

ARTICLE I
Obligation to Deliver Shares and Certain Definitions

Section 1.1     Certain Definitions.  As used in this Agreement, the terms set forth below shall have the following respective meanings:

“Closing Date” shall mean _____ April 2019.

“Closing Date VWAP” shall mean the average of the daily VWAP of the Common Stock over the thirty (30) Trading Days immediately preceding 4 April 2019.

“Consideration” shall mean the number of shares of Common Stock calculated by using the Closing Date VWAP equal to the SPV Value.

“Deed of Amendment” shall mean the deed of amendment dated ___ April 2019 to the DVB Loan Agreement, made amongst inter alios DVB Bank as facility agent and security agent, Scorpio Baron Shipping Company Limited and Scorpio Brilliance Shipping Company Limited as borrowers under the DVB Loan Agreement, the Purchaser and the Company Subsidiary.

“DVB Bank” shall mean DVB Bank SE Nordic Branch.

“DVB Loan Agreement” shall mean the US$9,000,000 facility agreement dated 26 September 2017 as amended and supplemented from time to time and as amended and supplemented by the DVB Deed of Amendment and made amongst inter alios (i) Scorpio Baron Shipping Company Limited and Scorpio Brilliance Shipping Company Limited as joint and several borrowers, (ii) the banks and financial institutions listed in schedule 1 thereto as lenders and (iii) DVB Bank as facility agent and security agent.

“Reversal” shall mean:
(a)
subject to compliance with the provisions of the Companies Act 1981 of Bermuda, the buy back by the Company from the Purchaser of the number of shares of Common Stock in the Company transferred on the Closing Date; and

(b)	the sale and transfer of the 100% of the authorized, issued and outstanding share capital of the Owning Company by the Company Subsidiary to the Purchaser.

“Reversal Event” shall mean the occurrence of any of the events set out in clause 7.1(b) of the Deed of Amendment.

“SPV Value” shall mean the value attributed to the assets of Owning Company less the value of the outstanding debt under the DVB Loan Agreement plus all the receivables less all the payables, as set out in Schedule A hereto.

“Trading Day” shall mean any day on which trading in shares of Common Stock actually occurs on the Trading Market.

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE MKT, the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any successors to any of the foregoing), whichever is at the time the principal trading exchange or market for the Common Stock.

“VWAP” shall mean the daily volume weighted average price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. (New York time)) of the Common Stock on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

ARTICLE II
Purchase and Sale of Common Stock
Section 2.1     Purchase and Sale of Common Stock.  Subject to the terms and conditions herein, on the Closing Date and in consideration of the transfer by the Purchaser of all of the authorized, issued and outstanding share capital of the Owning Company to the Company Subsidiary, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the number of shares of Common Stock (the respective number of shares to be purchased by the Purchaser is referred to herein as the “Shares”) equal to (i)  the SPV Value divided by (ii)  94% of Closing Date VWAP, rounded up the nearest whole share.

Section 2.2     Delivery of Shares.  The Company shall deliver all Shares on the Closing Date to the Purchaser pursuant to this Agreement by book entry notation.

Section 2.3     Closing.  Subject to the terms and conditions herein, the Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase from the Company, the Shares.  The purchase and sale of the Shares shall take place on the Closing Date at 18:00 pm Central European Time, or such other time and place as the Parties may mutually agree.

Section 2.4     Consideration.  The sufficiency of such consideration for the sale and purchase of the Shares is hereby acknowledged by the Parties.  The Parties agree that the Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from registration under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act.

Section 2.5     Condition to the Purchase and Sale of Common Stock. The Owning Company shall be acquired by the Company Subsidiary free of any debts, other than as described in Schedule B of this Agreement, if applicable.

ARTICLE III
Representations and Warranties
Section 3.1     Representations and Warranties of the Company and the Company Subsidiary.  The Company and the Company Subsidiary, as applicable, hereby represent and warrant to the Purchaser, as of the date of this Agreement and the Closing Date, as follows:

(a)      Organization, Authorization, Good Standing and Power.  Each of the Company and the Company Subsidiary are duly incorporated or organized, validly existing and in good standing under the laws of Bermuda and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and, in the case of the Company, to issue and sell the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by each of the Company and the Company Subsidiary and the consummation by them of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company and the Company Subsidiary or their board of directors or stockholders is required.  This Agreement has been duly executed by the Company and the Company Subsidiary and when delivered by the Company and the Company Subsidiary in accordance with the terms hereof, this Agreement will constitute the legal, valid and binding obligations of the Company and the Company Subsidiary, enforceable against the Company and the Company Subsidiary in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity, including principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

(b)      Good Standing.  The Company and its subsidiaries are duly qualified or licensed to transact business and are in good standing in all jurisdictions where the ownership or operation of their respective assets and properties or the conduct of their respective businesses requires such qualification, except to the extent that the failure to be so qualified or licensed or be in good standing would not materially affect the Company or its subsidiaries, taken as a whole.

(c)      Consents.  All corporate and other action, including the sending of all notices, filings and governmental or other consents and authorities for the Company and the Company Subsidiary to enter into and perform their obligations hereunder have been taken or obtained and, as of the date hereof, no further corporate or other action or governmental or other official consents or authorities are necessary for the performance by them of their obligations hereunder.
(d)      Issuance of Shares.  The Shares to be issued on the Closing Date, have been duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof and delivered by the Company, shall be validly issued and outstanding, fully paid and nonassessable and free and clear of all Liens and the holders shall be entitled to all rights accorded to a holder of Common Stock. As used in this Section 3.1(d) “Lien” means any lien, pledge, encumbrance, mortgage, deed of trust, security interest, equity, claim, lease, license, charge, option, adverse right, right of first or last negotiation, offer or refusal, easement or transfer restriction of any kind or nature whatsoever, whether arising by agreement, operation of law or otherwise.
(e)      Private Placement.
(i) The Company has complied and will comply with all applicable federal and state securities laws and assuming the accuracy of the Purchaser’s representations and warranties set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under this Agreement.
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(ii) The Company has not engaged in any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (1) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (2) any seminar or meeting to which potential purchasers invited by any of the foregoing means of communications.

(f)      Registration Statement. The Company has timely filed or otherwise furnished (as applicable) all forms, reports, schedules, statements and documents required to be filed or furnished by it under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), (as have been supplemented, modified or amended since the time of filing so long as such supplement, modification or amendment has occurred prior to the date of this Agreement, collectively, the “Filed SEC Documents”).  As of their respective SEC filing dates, or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Filed SEC Documents (including all documents incorporated therein by reference) (i) did not (or with respect to Filed SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, none of the Company’s subsidiaries is currently required to make any filings with the SEC.
(g)      Capitalization and Issuance of Shares.  The Company is authorized to issue 350 million shares of Common Stock and 50 million shares of preferred stock, par value $0.01 per share (“Preferred Stock”).  As of the date hereof, (1) 7,374,034 shares of Common Stock are issued and outstanding, (2) no shares of Preferred Stock are issued and outstanding, and (3) 274,452 shares of Common Stock are held as treasury shares.  All issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and not subject to preemptive rights.
(h)      Compliance with Laws. The Company and the Company Subsidiary, in all material respects, comply with all applicable laws affecting or related to the Company or the Company Subsidiary or any of their business, operations, assets or employees.  No investigation or review by any governmental authority with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened and no governmental authority has indicated an intention to conduct the same.
(i)      Brokers.  The Company agrees to indemnify and hold the Purchaser harmless against any liability for commissions, fees or other compensation in the nature of a broker’s or finder’s fee to any broker or other nature of a broker’s or finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability) for which the Company, or any of its employees or representatives, is responsible.
(j)      Reliance on Exemption.  The Company understands that the Shares are being offered and sold in reliance on a specific exemption from the registration requirement of federal and state securities laws and the Purchaser is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Company set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.
(k)      Regulatory and Related Matters.
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(i)      The Company represents and warrants that, to the best of its knowledge, neither it nor any of its affiliates nor any of its or their directors, officers, agents, employees, representatives or any other similar person associated with or acting for or on behalf of the foregoing in connection with the transactions contemplated in this Agreement, has offered, paid, promised to pay, or authorized the payment of any money, or offered, given a promise to give, or authorized the giving of anything of value, to any government official, political party or official thereof or to any candidate for political office (or to any person where the Company, any of its affiliates or any of its directors, officers, agents, employees, representatives of any other similar person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any government official, political party, party official or candidate for political office) for the purpose of:
(1)      influencing any act or decision of such government official, political party, party official or candidate in his or her official capacity; or
(2)      inducing such government official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such government official, political party, party official or candidate; or

(3)      securing any improper advantage; or
(4)      inducing such government official, political party, party official or candidate to use his or her influence with any governmental authority to affect or influence any act or decision of such governmental authority, in order to assist the Company in obtaining or retaining business, the transactions contemplated by this Agreement or any of the investments relevant to the arrangements contemplated by this Agreement.

(ii)      The Company warrants and undertakes that:
(1)      it will not, and will procure that its subsidiaries will not, engage in any activity, practice or conduct which would constitute a breach of any applicable law or convention relating to the prevention of bribery and corruption including, but not limited to: (A) the UK Bribery Act 2010 (the "Bribery Act"); (B) the United States Foreign Corrupt Practices Act of 1977 (as amended); and (C) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention’s Commentaries;

(2)      it has and will maintain in place throughout the Indemnification Period adequate procedures designed to prevent the Company or any of its subsidiaries or any of their respective directors, officers, employees, agents or other persons acting on the behalf of any of the foregoing, from undertaking any conduct that would give rise to an offence under the Bribery Act (as each such term is defined in the Bribery Act); and
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(3)      it and each of its subsidiaries has not violated and it and each of its subsidiaries will not violate in any material respect any applicable law or regulation in connection with this Agreement or in connection with the carrying on of its business (including, without limitation, the US Foreign Account Tax Compliance Act and the US Foreign Corrupt Practices Act).

Section 3.2     Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company as of the date of this Agreement and the Closing Date, as follows:

(a)      Organization, Authorization, Good Standing and Power.  The Purchaser is an entity duly incorporated or organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares being sold to it hereunder.  The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of the Purchaser or its board of directors, or stockholders, as the case may be, is required.  This Agreement has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms.
(b)      Assets of the Owning Company. The Vessel is legally and beneficially owned by the Owning Company and, where capable of possession, in the possession or under the control of the Owning Company. The Vessel is secured by a first preferred mortgage granted by the Owning Company in favor of DVB Bank as security under the DVB Loan Agreement.
(c)       Existing Facility. The Owning Company is a borrower under the DVB Loan Agreement. The transfer of the Owning Company to the Company Subsidiary is permitted under the terms of the DVB Loan Agreement.

(d)      Acquisition for Investment.  The Purchaser is acquiring the Shares for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution.  The Purchaser does not have an arrangement (whether or not legally binding) to effect any distribution of the Shares to or through any person or entity; provided, however, that by making the representations herein, the Purchaser does not agree to hold the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with federal and state securities laws applicable to such disposition, including without limitation under a registration statement and a selling shareholder prospectus supplement naming the Purchaser therein.  It understands that the Shares have not been registered under the Securities Act by reason of specified exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of its investment intent as expressed herein.  It acknowledges that the Company may place restrictive legends on, and stop transfer orders against, the certificates representing the Shares being acquired by it.
(e)      Status of Purchaser.  The Purchaser is an “accredited investor” as defined in Regulation D promulgated under the Securities Act.  The Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and the Purchaser is not a broker-dealer.
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(f)      No General Solicitation.  The Purchaser is not purchasing the Shares and the Shares were not offered to the Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which the Purchaser was invited by any of the foregoing means of communications.
(g)      Access to Information.  The Purchaser acknowledges that it has had the opportunity to review publicly available filings and exhibits thereto of the Company filed with the U.S. Securities and Exchange Commission and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the sale of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  The Purchaser further acknowledges and agrees that except for the representations and warranties set forth in this Agreement, the Company has not made any representation or warranty, express or implied, of any nature whatsoever concerning the Shares or the Company.  The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares.
(h)      Brokers. The Purchaser agrees to indemnify and hold the Company harmless against any liability for commissions, fees or other compensation in the nature of a broker’s or finder’s fee to any broker or other nature of a broker’s or finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability) for which the Purchaser, or any of its employees or representatives, is responsible.
(i)      Reliance on Exemption.  The Purchaser understands that the Shares are being offered and sold in reliance on a specific exemption from the registration requirement of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

ARTICLE IV
Covenants and Registration
Section 4.1     Covenants of the Company and the Company Subsidiary.  The Company and the Company Subsidiary, as applicable, covenant with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees.
(a)       Availability of Information. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Shares to the public without registration, the Company shall:

(i)      make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)      use its commercially reasonable best efforts to file with the United States Securities and Exchange Commission (the “SEC”) in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and
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(iii)      so long as the Purchaser owns any Shares, furnish, unless otherwise available at no charge by access electronically to the SEC’s EDGAR filing system, to the Purchaser forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished with the SEC or take any other action as the Purchaser may reasonably request in availing itself of any rule or regulation of the SEC allowing the Purchaser to sell the Shares without registration.

(b)      Listing.  The Company shall cause the Shares to be listed on the New York Stock Exchange or such other national securities exchange on which the Shares are then listed prior to issuance.

(c)      Payments.
(i)      No part of any payments received by the Company, directly or indirectly from the Purchaser or in connection with this Agreement, if any, will be used for any purpose which would cause a violation of any applicable laws and regulations.
(ii)      Any payments under this Agreement, if any, will be made by cheque or bank transfer and no payments will be made in cash or bearer instruments. No payments under this Agreement will be made to a third party, instead all payments will be made in the place where the Company or, as the case may be, the Purchaser resides or performs the relevant services.
(d)      Payments to Government Officials.  The Company undertakes that it will not and will not knowingly permit any affiliates or any of its or their directors, officers, agents, employees, representatives or any other similar person associated with or acting on behalf of the foregoing to offer, pay, promise to pay, or authorize the payment of any money, or offer, give a promise to give, or authorize the giving of anything of value, to any government official, political party or official thereof or to any candidate for political office (or to any person where the Company or its affiliates or any of their directors, officers, agents, employees, representatives or other similar person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any government official, political party, party official or candidate for political office) for the purposes specified herein or in Section 3.1(j).
(e)      Undertakings of the Company and the Company Subsidiary in relation to the Reversal.  If the Purchaser shall notify the Company and the Company Subsidiary that a Reversal Event has occurred, the Company shall, and shall procure that the Company Subsidiary shall, and the Company Subsidiary shall:
(i)      take all the necessary steps and actions required in order that the Reversal is completed within three (3) Business Days of receipt of such notification;
(ii)      promptly execute and deliver any notices, transfers, documents or deeds required by the Purchaser or otherwise necessary under applicable law or as reasonably requested by DVB Bank in order to effect the Reversal.

Section 4.2     Covenants of the Purchaser.  The Purchaser covenants with the Company as follows, which covenants are for the benefit of the Company and its permitted assignees.

(a)      Compliance with Laws. The Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws or pursuant to the Reversal.
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(b)      Short Sales After The Date Hereof. The Purchaser shall not, and shall cause its trading affiliates not to, engage, directly or indirectly, in any short-sale transactions in the Company’s securities during the period from the date hereof until the 180th day following the Closing Date.
(c)      Purchaser’s Undertakings in relation to the Reversal.  If a Reversal Event has occurred the Purchaser shall:
(i)      immediately notify the Company and the Company Subsidiary that the Reversal Event has occurred and that the Reversal must be completed within fourteen (14) days of receipt of such notification;
(ii)      take all the necessary steps and actions, and promptly execute and deliver any notices, transfers, documents or deeds required by the Company or otherwise necessary under applicable law or as reasonably requested by DVB Bank in order to effect the Reversal.

ARTICLE V
Indemnification

From and after the Closing Date until the twelve (12) month anniversary of the Closing Date, (such period the “Indemnification Period”) the Company hereby agrees to indemnify and hold the Purchaser, and its directors, officers, employees, affiliates, stockholders, members, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all direct losses. liabilities, claims, costs, damages, demands, charges and expenses (including legal expenses but excluding any consequential, incidental, or indirect damages of any nature whatsoever) suffered or incurred by the Purchaser Indemnified Parties arising from, relating to or otherwise in connection with:

(i)      any breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement, the result of which taken in the aggregate could negatively impact the sale of the Shares by the Purchaser or frustrate the intent or purpose of any provision of this Agreement without giving effect to any materiality threshold or qualifier contained therein when determining such losses, liabilities, claims, costs, damages, charges and expenses (but, for the avoidance of doubt, such qualifiers shall be given full force and effect when determining whether any breach or inaccuracy has occurred or when otherwise determining whether a claim may be brought hereunder); and

(ii)      any breach of or failure to perform any covenant or agreement of the Company contained in this Agreement required to be performed or complied with, the result of which taken in the aggregate could negatively impact the sale of the Shares by the Purchaser or frustrate the intent or purpose of any provision of this Agreement provided, however, that the Indemnification Period shall not include any period during which the Purchaser does not own Shares.  The absolute limit on the Company’s liability hereunder shall be the SPV Value.
The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, the Closing Date with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.  The waiver of any condition in this Agreement pursuant to the terms of this Agreement based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, shall not affect the right to indemnification based on such representations, warranties, covenants and agreements.
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ARTICLE VI
Transfer Restrictions
Section 6.1     Legend.  Each certificate representing the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL PROVIDED BY THE TRANSFEROR OR TRANSFEREE OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

Section 6.2     Removal of Legends. The Company agrees that, commencing upon the one (1) year anniversary of the issuance of the Shares, upon the request of the Purchaser and delivery of (i) the representation of the Purchaser that it is not an affiliate of the Company, and (ii) the surrender of the original certificate evidencing Shares, if any, the Company will promptly instruct its transfer agent to remove any restrictive legend from the Shares and, if applicable, issue new shares certificates evidencing the Shares not bearing a restrictive legend.

ARTICLE VII
Miscellaneous
Section 7.1     Fees and Expenses.  Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Section 7.2     Survival.  The representations and warranties made in Article III herein shall survive the date of execution of this Agreement for a period of three (3) years. For the avoidance of doubt, the Indemnification rights as provided in Article V herein shall survive from and after the Closing Date until the twelve (12) month anniversary of the Closing Date.

Section 7.3     Specific Enforcement, Consent to Jurisdiction.

(a)      The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.
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(b)      Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section 7.3 shall affect or limit any right to serve process in any other manner permitted by law.
Section 7.4     Amendment.  No provision of this Agreement may be amended, discharged or terminated other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

Section 7.5     Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon delivery by facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The addresses for such communications shall be:
If to the Company:	Nordic American Offshore Ltd. LOM Building 27 Reid Street Hamilton HM 11 Bermuda

If to the Company Subsidiary:	AHTS Holdco Limited c/o Nordic American Offshore Ltd. LOM Building 27 Reid Street Hamilton HM 11 Bermuda

If to the Purchaser:	Scorpio Offshore Holding Inc. c/o Scorpio Commercial Management s.a.m. Le Millenium 9 Boulevard Charles III MC 98000 Monaco FAO: Legal Department

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.
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Section 7.6     Waivers.  No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 7.7     Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns.  Notwithstanding the foregoing, this Agreement may not be transferred or assigned by the Company without the prior written consent of the Purchaser.

Section 7.8     No Third Party Beneficiaries.  This Agreement is intended for the benefit of the Parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person except DVB Bank.

Section 7.9     Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.  This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Section 7.10     Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other Parties hereto, it being understood that all Parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or PDF, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

Section 7.11     Limit on Liability.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COMPANY HAS NOT MADE AND EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER CONCERNING THE SHARES OR THE COMPANY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO ANY OTHER PARTY UNDER THIS AGREEMENT FOR ANY CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION ANY LOSS OF PROFIT OR ANTICIPATORY PROFITS, EVEN IF SUCH PARTY HAS BEEN APPRISED OF THE LIKELIHOOD OF SUCH DAMAGES OCCURRING.

Section 7.12     Severability.  The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 7.13     Headings.  The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

Section 7.14     Further Assurances.  From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Parties shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the transactions contemplated thereby.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized person as of the date first above written.
COMPANY
NORDIC AMERICAN OFFSHORE LTD.

By:
Name:	Cameron Mackey
Title:	Chief Operating Officer

COMPANY SUBSIDIARY

AHTS HOLDCO LIMITED

By:
Name:	Cameron Mackey
Title:	Secretary

PURCHASER

SCORPIO OFFSHORE HOLDING INC.

By:
Name:	Robert Bugbee
Title:	Director